7·24 solutions



ANNUAL REPORT 2001

MAKING m-BUSINESS HAPPEN

Contents

This report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. For additional information, please see "Information Regarding Forward Looking Statements."

Dear Fellow Shareholders,



John J. Sims, CEO

2001 was a year that began with so much promise for the wireless Internet industry and the technology markets in general. For 724 Solutions, we had just completed our acquisition of TANTAU Software, and looked at 2001 with great promise and expectation. Unfortunately, as the year progressed, the general economic conditions that we were operating in, and the wireless Internet industry, experienced almost unprecedented weakening. These conditions mandated that we take substantial actions to reposition our company for long-term success. We have likened this to a transformation from a sprinter to a marathon runner in the midst of the race.

As a company proceeds through this kind of transformation, it is essential to objectively ask a series of basic questions to ensure that the right changes are taking place. We believe that we have undertaken such self-inspection and that this company is emerging from the difficulties, as a stronger, more focused company that is better able to execute on our vision of delivering secure mobile transactions.

Our Core Markets

The core of our business has been focused on serving financial services companies, worldwide. This continues to be a core market for us, attractive due to its large size and significant reach to customers, and its ability to influence the emergence of new forms of mobile commerce. We also expect these customers to expand their offerings to include enterprise applications designed to improve the productivity of their employees.

In October we announced that we would be leveraging our secure mobile transactions competency by offering a series of solutions to Mobile Network Operators, significantly extending our market opportunity. We have experienced excellent initial results and expect to see growth in the market for mobile payment solutions and actionable alerts-based applications.

While we are prepared for these markets to maintain conservative spending going into 2002, we are convinced that, as the mobile Internet becomes a significant force, winning in these two critical markets will provide the most significant returns.

Partnerships are Critical to Our Success

Our strategy has always involved the active use of industry partners to extend our distribution capabilities and our technology, but as we have re-engineered the cost structure of the company, the role of partnerships in our success has never been more important. This past year has seen some excellent results in this area, with examples being our partnerships with NRI in Japan, iMobile5 in Korea, Ericsson, and Nortel. In addition, in the early part of 2002, we have already concluded an important strategic relationship with Computer Sciences Corporation, to whom we will transition our hosting business and who will work with us to combine our leading wireless capabilities with their core banking and credit and merchant management systems, in turn offering the combined product capabilities to their extensive installed base of customers. It is one thing to say partnerships are important, it is another to list such an exclusive list of companies, and be able to say that ALL of these relationships are revenue producing for us.

Unparalleled Customer Base

Our customer relationships are one of our most valuable assets. Throughout 2001 we have extended our rollouts with customers such as Citibank, Wells Fargo Bank, Salomon Smith Barney, JP Morgan Chase, Nomura Research Institute, Hanvit Bank and Aspire Technologies. Our customer list speaks volumes, representing the potential for well over half a billion consumer relationships in total. Of course, penetration rates are very low at this stage of the market, but therein lies the enormous opportunity that is before us. Just a 1% penetration, for example, would represent over 5 million mobile users.

A Balanced Cost Structure

While we believe passionately in the market opportunity for our solutions, we also believe that it is critical that our company have a cost structure that ensures our long term financial viability. As I mentioned before, we now believe that we are in a marathon not a sprint, and as such we must conserve our energy represented by our cash, to help

Chief Executive Officer's Letter

assure that we are able to play in the later stages of the race when the winners and losers will ultimately be decided. We have, therefore, substantially re-engineered the cost structure of the company throughout 2001 during which time we have taken our annualized operating expenses down by more than 66%. With the unprecedented change in the economic environment, this magnitude of restructuring became essential and our management team had the maturity to tackle the issue with decisiveness and sensitivity, driving down our operating costs and substantially reducing the breakeven revenue level for our company.

Industry-leading Experience and Vision

724 Solutions has fewer people today than we had at the beginning of 2001, but there is no question that the people we have represent some of the best minds in the industry when it comes to understanding how to make secure mobile transactions happen, all over the world. These employees are our most important asset, they have pioneered this industry segment, and they have successfully deployed our products, in North America, Europe, the Middle East, Africa, and Asia. An accomplishment that few companies have even attempted, never mind been successful with. It is essential as we navigate these difficult market conditions, that we maintain the mind-share and motivation of our people. To continue to achieve this, we must maintain the right environment within the company, but we must also provide incentives to our people that will allow them to share in the future success of the company, in a way that aligns the employees interests with that of our shareholders at-large. After carefully reviewing a number of options, our Board of Directors decided in January 2002, to offer a Voluntary Stock Option Exchange Program to eligible employees. This program was designed to align employee interests with our shareholders', and to optimally utilize the stock option pool, previously approved by shareholders.

From a financial performance perspective, 2001 was a disappointing year. We have had a record of meeting or exceeding our commitments to our shareholders, but the unprecedented economic weakness that we, and most other technology companies, experienced in 2001 made it impossible for us to continue that track record. However, it should be noted that despite the very tough environment, 724 Solutions did double revenues in 2001, an accomplishment that few other companies were able to match in these difficult times. Despite the financial disappointment, we achieved many product, project and partnership milestones in 2001 that we believe will lay the foundation to our long-term success.

We remain convinced that our company is positioned in the right markets for long-term success. While the debate continues as to when it will happen, we continue to believe that the mobile Internet will become a significant economic force. We see some encouraging industry catalysts in 2002 including the rollout of GPRS (General Packet Radio Service) and 1XRTT (1X Radio Transmission Technology) networks, new generation of exciting devices and an increasing number of applications available to consumers and enterprises. Our strategy is to continue to nurture our customer base, ensure that we have the best technology and solutions to offer to those customers, that we are partnering with other industry leaders, and that we maintain the tremendous experience represented by our employees that will allow us to execute on the enormous market opportunity that we believe is ahead of us.

Sincerely,

John J. Sims
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with our audited annual consolidated financial statements and the accompanying notes included in this annual report. All financial information is presented in U.S. dollars.

Some of the statements set forth in this section are forward-looking statements relating to our future results of operations. Our actual results may vary from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements".

OVERVIEW

We are a leading global provider of Internet infrastructure software that enables the delivery of secure applications and mobile transaction solutions across a wide range of Internet-enabled devices. We were incorporated in 1997, and introduced our initial financial services products in 1999. Since that time, we have also begun to offer brokerage, credit card, payments and alerts solutions, in a variety of languages and currencies around the world. Our suite of products and services enables companies to capitalize on the mobile Internet by building, deploying and integrating personalized and secure mobile payments and applications. In 2001, we extended our solutions to the mobile operator market, leveraging our Alerts Solutions, 724 Frameworks and Secure Payment Solutions. With critical security features built in, our Wireless Internet Platform, 724 Frameworks and solutions can be quickly implemented and integrated with existing systems and scaled or expanded to accommodate future growth. We also enable our customers to more rapidly introduce services with end-to-end customer support through our global hosting provider, Computer Sciences Corporation.

Using our solutions, our customers can offer new, easy to use, highly personalized, value-added services which leverage the flexibility and convenience of the mobile Internet, while building stronger relationships with their customers. Our customers currently include leading financial institutions and we have entered into key strategic customer relationships with two leading mobile network operators partners. With our corporate office in Toronto, Canada, we have development and sales offices around the world, including Australia, Hong Kong, Germany, the United Kingdom and the United States.

DEVELOPMENTS IN 2001

TANTAU Software Acquisition
In January 2001, we completed our acquisition of Austin-based TANTAU Software Inc. TANTAU develops and designs software and related services that enable enterprises to conduct high-volume, secure, m-commerce transactions. The acquisition price of $407.7 million included the issuance of 17,119,869 common shares, 2,011,055 replacement common share purchase options and acquisition costs of $9.4 million. The acquisition was accounted for by the purchase method. For the year ended December 31, 2001, we performed an assessment of the carrying value of the remaining intangible and other identifiable assets recorded in connection with our acquisitions, including TANTAU. See "Results of Operations – Write-down of Intangible and Other Assets".

Restructuring and Other Charges
In June 2001, in response to the downturn in general economic conditions, we began our restructuring initiative which included eliminating duplicate resources and positions, narrowing our product offerings and streamlining our operating processes. In January 2002, we announced the continuation of our cost reduction initiative. See "Results of Operations – Year Ended December 31, 2001 Compared to Year Ended December 31, 2000" and note 17(a) to our consolidated financial statements.

In September 2001, we performed an assessment on the carrying value of the remaining intangible and other identifiable assets recorded with our various acquisitions. We concluded that a significant other than temporary decline existed with respect to these assets, and recorded a charge of $314.7 million for the year ended December 31, 2001. In addition, we reassessed our technology purchased from Webhelp and concluded that it was not expected to be a part of our future strategy. Accordingly we reduced the carrying value of this technology to zero and recorded a charge of $6.7 million. See "Results of Operations – Year Ended December 31, 2001 Compared to Year Ended December 31, 2000" and note 17(b) to our consolidated financial statements.

In 2001, we reviewed the carrying value of our long-term investments and concluded that some of them had an other than temporary decline in value. Accordingly, we recorded $10.0 million as an other than temporary decline in the value of our long-term investments. In addition, we also realized a loss on sale of long-term investment of $4.6 million. See "Results of Operations - Write-down of long-term investments" and note 17(c) to our consolidated financial statements.

Stock Option Exchange Program
In January 2002, in recognition that a large percentage of our outstanding options have exercise prices that are significantly higher than the current prices at which our common shares trade on the Nasdaq National Market and The Toronto Stock Exchange, we announced a voluntary Stock Option Exchange Program that was offered to a majority of our employees, excluding directors, executive officers and selected senior personnel. Approximately 1.4 million options are expected to be granted under this program in August 2002. In connection with this program we announced a special grant of options for those who are ineligible to participate in the option exchange program. See "Stock-based compensation" and note 19 (b) to our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provided accurate and transparent information relative to current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting polices and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting polices are described in Note 2 to our consolidated financial statements, which we encourage you to read.

REVENUE RECOGNITION

SOURCES OF REVENUE
In 2001, our revenue was primarily derived from the licensing of our products, provision of related services, including installation, integration, training and maintenance support, and our application hosting services. We recognize revenue from our license agreements when all the following conditions are met:

- We have an executed license agreement with the customer;
- We have delivered the software product to the customer;
- The amount of the fees to be paid by the customer is fixed and determinable; and
- Collection of these fees is deemed probable.

Typically, software license agreements are multiple element arrangements as they include related maintenance and implementation fees. Accordingly, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence of value (VSOE) of each element. Contracts for which we do not have sufficient VSOE, we use the residual method to record revenues. Under this method, as long as we have VSOE for all undelivered elements which are typically, services and maintenance, we can record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

Product Revenue
Currently, product revenue consists of the following:

- Subscription Arrangements - fixed fee licenses in which our customers pay us a fixed annual fee and we are required to deliver additional technology that we develop during the term of the agreement. These fees have been recognized using the subscription method of accounting, commencing with the delivery of the first product in the contract. Our earlier agreements used this model.

- Fixed License Fee - one-time license fee for a fixed number or copies of unlimited use of the software, in exchange for a license with a perpetual term. We typically recognize the upfront fees in the period the contract is executed or shortly thereafter, provided that we have vendor specific objective evidence of fair value and our revenue recognition criteria are met.

- Variable License Fee Arrangement – variable license fees based on a per user fee with specified quarterly minimum payments. We typically provide discounts and/or maximum quarterly payments to our customers based on the number of their customers using our applications. We recognize revenue from these contracts on a quarterly basis as the amount is determined. Our revenue under this model will vary with the number of our customer's end-users. To date, we have not received revenues from user fees in excess of any minimum payments. However, over time, we expect these fees to become a significant portion of our revenues once our customers rollout services based upon our solution to a substantial number of their customers.

- Fixed License Fee With Future Royalty Payments - these license arrangements consist of an up front payment upon execution of the contract and an ongoing variable fee based on the number of users. The monthly user fees may be subject to minimum quarterly payments. We allocate revenue to the software based on vendor specific objective evidence of fair value. The portion of revenue that will be allocated to the software will be recognized when we meet the four revenue recognition criteria listed above. As a result, we anticipate that the initial payments under these contracts will tend to be recognized as revenue either in the quarter in which the contract is executed or shortly thereafter. Revenue from the minimum payments will be recognized on a monthly basis. Revenue associated with user fees in excess of any minimum payments will be recognized on a monthly basis when the amount is determined.

- Reseller Arrangements – the reseller generally pays either a non–refundable licensing fee for our software and/or a royalty fee based on the related number of users. We recognize revenue associated with a non–refundable license fees when we have met our revenue recognition criteria.

We anticipate that future revenues will include solution sales in addition to our current software and services models. The key distinguishing factors between what we would consider to be a solutions sale and a software and services sale are the comparable dollar values for services compared to software and the nature of the services contracted, being customized code and more complex interfaces as opposed to installation. In addition, we may maintain a large amount of risk related to the success of our solutions sales agreements. These risks may be in the form of significant commitments to refunds and/or penalties on the services and/or license components should the system not perform according to expectations. Recognition of revenue from such contract will primarily be based on the percentage of work completed method based either on inputs or on outputs as dictated by the specific contracts. We expect that revenue will be deferred until we achieve contractually defined milestones or until customer acceptance has occurred, as the case may be for such contract. Accordingly, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

Due to the down–turn in the economy, our customers have been and continue to be reluctant to make large commitments in up front license fees and as such, our revenues from license and maintenance arrangements have been and are expected to be lower until the economy recovers and our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions will make it difficult for us to establish VSOE for license sales of new products and to maintain VSOE for license sales of products for which we historically sold. As a result, we expect that in the future, for contracts for which we do not have sufficient VSOE, we will be using the residual method to record revenues. Under this method, for arrangements where we have established VSOE for all undelivered elements, which are typically, services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

Service Revenue

Implementation and Customer Service Fees

Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third–party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Revenue from implementation and customer service fees is recognized as the services are performed.

Maintenance Fees

We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight–line basis over the contract period. When associated with the variable fee license model, any maintenance payments will be recognized on a monthly basis as earned.

Hosting Fees

For some of our customers, we host and manage the server infrastructure and software platform as part of the implementation of our products. We typically charge a customer a one–time setup fee plus a monthly flat fee or a monthly fee based on the number of users. The set-up fees are recognized rateably over the term of the hosting arrangement, and the monthly fees are recognized on a monthly basis.

For a more detailed description of revenue recognition polices, refer to note 2(c) of our consolidated financial statements.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted principles, except as disclosed in Note 15 of our consolidated financial statements.

Revenue

Product Revenue
In the year ended December 31, 2001, product revenue increased to $27.1 million from $13.9 million in 2000. Product revenue increased in 2001 compared to 2000 as a result of our acquisition of TANTAU and the increase in the number of customers licensing our products. In addition, in 2000, our product offerings were limited to our banking and brokerage products, whereas in 2001, we have been generating more sales from our expanded suite of product offerings, which include credit cards, alerts, payments and platform products. Since 2000, we have expanded our sales force and formed new relationships to gain customers outside of North America. In 2001, we gained new customers from Europe and Asia Pacific.

Service Revenue
Service revenue increased to $16.8 million in the year ended December 31, 2001 compared to $7.3 million in 2000. The change from 2000 mainly resulted from increases in consulting and implementation fees from additional customers and increases in maintenance fees due to growth in product sales. The increase in consulting and implementation fees resulted primarily from the additional implementation services that we performed in connection with our banking and brokerage, credit card, payments and alerts product offerings. In addition, in 2001, we derived consulting revenue from performing strategic consulting work relating to assisting a number of customers with their wireless and mobile offerings.

Operating Expenses

Cost of Revenue
Cost of revenue consists primarily of personnel costs associated with customer support, training, implementation, consulting and hosting services, as well as amounts paid to third-party consulting firms for those services, together with an allocation of expenses for our facilities and administration. Cost of revenue also includes software licenses paid for third-party software used with our products.

Cost of revenue was $19.3 million for the year ended December 31, 2001 compared to $12.6 million for 2000. The increase is mainly due to the fact that in 2001 we had more customers for whom we were performing consulting and implementation work than we did in 2000. Cost of revenue for the year ended December 31, 2001 was 44% of revenue compared to 59% for the same period in 2000. We continue to utilize the infrastructure that we have built and leveraged the experience that we have gained in enabling our customers to deploy our products. In addition, as part of our restructuring efforts and realigning of our business, we have decreased the number of professional services personnel.

Research and Development
Research and development expenses include the compensation of software development teams working on the continuing enhancement of our products as well as our quality assurance and testing activities. These expenses also include independent contractors and consultants, software licensing expenses, and allocated operating expenses.

Research and development (R&D) expenses increased to $39.1 million in the year ended December 31, 2001 compared to $28.9 million in 2000. The increase mainly reflects the growth in R&D personnel, in the first six months of 2001 before the restructuring, mainly as a result of our acquisitions of Ezlogin, Spyonit and TANTAU. This increase also resulted from our investment in developing our "724 Payments" solution. R&D expense, as a percentage of revenue, was 89% for the year ended December 31, 2001 compared to 136% for the same period in 2000. The goals of the restructuring and realignment of our business in 2001, were to have a more streamlined, integrated and focused product road map and reduce duplication in the R&D process. We began to see benefits in our restructuring materialize in the third quarter of fiscal 2001 as R&D expenses decreased in absolute dollars from the second quarter of 2001, when the restructuring initiative began. We have additional plans in place to lower our R&D costs in the future with the restructuring initiative announced in January 2002. We will also continue to evaluate our R&D expenditure needs based on new product architecture and services and the current market environment.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and allocated operating expenses.

Sales and marketing (S&M) expenses were $36.8 million for the year ended December 31, 2001 compared to $12.5 million in 2000. With the acquisition of TANTAU, these costs increased as we had additional sales personnel to manage our relationships with our major customers and strategic alliances and to expand our business in Europe and the Asia Pacific region. In addition, the increase in absolute dollars is attributable to our continuing strategy of expanding our reach to new markets and of increasing our efforts to sell our suite of products. S&M expenses, as a percentage of revenues, increased to 84% in the year ended December 31, 2001 from 59% in 2000. We have reduced the number of our worldwide sales and marketing personnel and discretionary marketing programs as part of our restructuring efforts in 2001 and in January 2002 in reaction to the downturn in economic conditions in our target markets. We will continue to monitor our pace of marketing expenditures to help ensure that they remain aligned with the opportunities that we have targeted as well as prevailing market conditions.

General and Administrative

General and administrative (G&A) expenses include salaries and benefits for corporate personnel and other general and administrative expenses such as facilities, travel and professional consulting costs. Our corporate staff includes several of our executive officers and our business development, financial planning and control, legal, human resources and corporate administration staff.

Our G&A expenses increased to $15.9 million for the year ended December 31, 2001, from $13.9 million in 2000. The increase in G&A expenses reflected expenditures incurred in the first two quarters of 2001, primarily related to the enhancement of our international infrastructure necessary to support our growing business as a result of acquiring TANTAU. G&A expenses as a percentage of revenues decreased to 36% for the year ended December 31, 2001 from 65% for 2000. We continue to monitor our G&A expenditures and believe that we currently have the infrastructure required to support our business in the current market environment.

Depreciation and Amortization

Depreciation expense increased to $8.1 million in the year ended December 31, 2001, compared to $3.9 million in 2000. The increase reflects our capital spending in the first half of 2001, relating to equipment for our hosting facilities, computer hardware, office furniture and leasehold improvements at our facilities to support the additional personnel that we have hired and/or acquired through our acquisitions. We expect that depreciation expense will be stable or lower in 2002 as we have made significant reductions in our capital expenditure budget and have decommissioned redundant assets.

Amortization expense increased to $80.2 million for the year ended December 31, 2001 compared to $18.8 million in 2000. The increase was mainly due to the amortization of the goodwill and acquired intangibles from our acquisitions of Ezlogin, Spyonit and TANTAU. As a result of the write-down of our intangible and other assets in the year ended December 31, 2001, as described in Note 17 of our consolidated financial statements, we have approximately $9.1 million and $8.8 million as the carrying value of goodwill and acquired technology respectively. After fiscal 2001, acquired technology will be amortized over a period of two years, while goodwill will be assessed for impairment only, rather than being amortized, on a prospective basis starting January 1, 2002. See "Recent Accounting Principles".

Stock-based Compensation

Stock-based compensation represents amortization of deferred stock-based compensation that we recorded as a result of granting stock options to employees at less than the fair market value of our shares for financial reporting purposes on the date of grant. This stock based compensation is being amortized on a straight-line basis over the vesting periods of these options, which is generally three years. In addition, included in stock-based compensation expense is the amortization of deferred stock compensation that arose due to the acquisition of TANTAU (see Note 3(a) of our consolidated financial statements) and compensation expense relating to the contingent consideration incurred as part of our acquisition of YRLess.

Stock-based compensation increased to $47.2 million for the year ended December 31, 2001 from $6.4 million in the same period of 2000. Most of the increase was attributed to the amortization of the deferred stock compensation that we recorded as part of the TANTAU acquisition in the first quarter (this amount is being amortized over a maximum period of two years, starting January 17, 2001) and the immediate recognition of stock compensation expense for those terminated employees who have options that vest immediately upon their termination.

Some of our employees who were terminated in January 2002 have options that vest immediately upon termination. We expect to expense the unamortized portion of the deferred stock compensation related to these options of approximately $3.2 million as non-cash stock compensation expense in the first quarter of 2002.

In recognition that a large percentage of our outstanding options have exercise prices that are significantly higher than the current prices at which our common shares trade on the Nasdaq National Market and The Toronto Stock Exchange, in January 2002, we announced a Voluntary Stock Option Exchange Program that was offered to a majority of our employees, excluding directors, executive officers and selected senior personnel. This program offered eligible employees to exchange their current options, based on prescribed guidelines, for new options that we expect to be granted on or about August 29, 2002. Approximately 1.4 million options are expected to be granted under this program. Some employees who participated in the stock option exchange program were issued stock options for which we recorded a deferred stock compensation charge. As these employees agreed to exchange their options outstanding at January 23, 2002 for new ones to be issued on or about August 29, 2002, we expect to expense the related unamortized portion of the deferred stock compensation amount of approximately $2.0 million as non-cash stock compensation expense in the first quarter of 2002.

In connection with this program, we announced a special grant of options for directors, executive officers and selected senior personnel, who are not eligible for the voluntary stock option exchange program and we are proposing to make a special grant of options to other employees who are not eligible to participate in this program. These options are expected to be granted on or about August 29, 2002. See note 19(c) to our consolidated financial statements.

Restructuring Costs

With the downturn in general economic conditions, we have been working to identify areas to reduce costs by eliminating duplicate resources and positions, narrowing our product offerings and streamlining our operating processes. As a result of this realignment, in the year ended December 31, 2001 we recorded a restructuring charge of $16.5 million related to employee severance and lease costs for the closing of several of our offices. In addition, we recorded $3.2 million relating to the decommissioning of our redundant fixed assets and $3.6 million relating to the immediate recognition of deferred stock based compensation expenses relating to employees whose stock options vested upon termination of their employment. Included in our "Accrued Liabilities" is approximately $8.9 million in restructuring reserve relating to unpaid severance costs and lease exit costs. See note 17(a) to our consolidated financial statements.

In January 2002, we announced the continuation of our cost reduction initiative. As a result, we expect to incur a charge in the first quarter of 2002 of approximately $13.1 million, consisting of severance and benefits costs, non-cancelable lease costs for the closing of additional offices, write-offs of fixed assets and stock compensation expenses related to the immediate recognition of deferred stock compensation for those employees whose stock options vest upon termination of employment. The cost realignment is critical to our plan to achieve operational profitability. In the restructuring, we narrowed our product focus, realigned our organization, developed a single product architecture and roadmap, unified company network and infrastructure, further integrated our business and purchasing processes and consolidated worldwide offices. See note 19(a) to our consolidated financial statements.

In January 2002, we formalized our plan to form an alliance with Computer Sciences Corporation ("CSC"), located in Austin, Texas. CSC will be providing us with application hosting services in order to support our current hosting agreements until such time as such agreements are assigned to CSC. As a result of this transaction, we expect to record a charge of approximately $8.8 million relating to fees to be paid to CSC to service existing customer contracts and transitional costs relating to the transfer of our hosting business and a write-down of redundant computer equipment. See note 19(a) to our consolidated financial statements.

Write-down of Fixed Assets
For the year ended December 31, 2001, we recorded a charge of $3.2 million related to the write-down of fixed assets that are redundant as a result of our restructuring.

Write-down of Intangible and Other Assets
Acquired Businesses
We performed an assessment of the carrying values of intangible and other assets recorded in connection with our various acquisitions: TANTAU, Spyonit and ezlogin. The assessment was performed because a number of factors indicated that an impairment existed in the year ended December 31, 2001. The main indicators of impairment were the significant changes in valuations of companies in the technology sector, a reduction in the multiples used in valuing technology companies such as revenue multiples, significant negative industry and economic trends impacting both our current operations and expected future growth rates, and our decisions related to the abandonment of certain acquired technology. Based on these factors, we concluded that a significant other than temporary impairment existed with respect to our intangible assets, which primarily relates to the goodwill and acquired technology associated with the acquisitions of Ezlogin, Spyonit and TANTAU.

In quantifying the impairment charge, we compared the expected future cash flows of each acquisition, including terminal value, to the respective carrying value of the assets of the business, including assigned goodwill. Variables in the cash flow include estimated revenue contribution to our overall revenue and estimated costs. The cash flow periods used ranged between three and five years, consistent with the useful life of the related asset acquired. The discount rate ranged between 15 and 20 percent and is based on the risk free rate, adjusted for risk factors of the acquired company.

As a result of our review, we determined that the carrying values of the acquired businesses were not fully recoverable. Accordingly, we recorded, in the year ended December 31, 2001, a $314.7 million write-down of intangible and other assets based on the amount by which the carrying amount of the intangible and other assets exceeded the fair value calculated as described in the preceding paragraph. The goodwill and intangible assets write-down primarily relates to the goodwill and intangible assets that arose in the businesses that we acquired primarily through the issuance of shares and replacement options which were valued, for accounting purposes, on the respective dates of the acquisition which was significantly higher than our share trading price at the time of determining the existence of an impairment.

Acquired Technology
For year ended December 31, 2001, we performed a review of the carrying value of our "Web Application Event Framework" technology (WAEF) which we acquired from Webhelp in March 2001. During the course of the review, we considered our future use of WAEF, in light of the restructuring of our business and the downturn in the economy and concluded that the WAEF technology was not expected to be a part of our future strategy. We currently do not intend to incorporate this technology into our business. As a result, we reduced the carrying value of this technology to zero and recorded a charge of $6.7 million.

Interest Income
Interest income decreased to $5.8 million in the year ended December 31, 2001, compared to $11.6 million in the same period of 2000. Interest was derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares, including, in particular, the proceeds from our initial public offering in the first quarter of 2000. Interest income decreased in 2001 compared to 2000 because we have smaller holdings of cash and cash equivalent balances and short-term investments. Given the recent reductions in prevailing interest rates, we anticipate that we will receive reduced rates of interest on these assets during the current year compared to the year ended December 31, 2001.

Equity in Loss of Affiliate
We owned 24.9% of the equity of Maptuit, as of December 31, 2001. Our investment in Maptuit is accounted for using the equity method. Our share in the net loss of Maptuit was $1.6 million compared to a net gain of $947,000 in 2000. The net gain in 2000 consisted of an equity loss of $943,000 offset by a dilution gain of $1.9 million recorded as a result of Maptuit financings in 2000.

Write-down of Long-term Investments

In the year ended December 31, 2001, we reviewed the carrying values of our long term investments. Due to adverse changes in operating market conditions, several of our long-term investments in other companies have experienced a significant other than temporary decline in their values. In order to determine the amount of the write-down, we assessed the fair market value of these investments and compared them to the investments' carrying values. The fair market value of these investments was based on a combination of the following:

- if public, recent trading prices and trend in trading prices;
- values indicated by recent rounds of financing in the investee company;
- valuations performed by the investee company or venture capitalists if the investee company is seeking a round of financing and
- changes in the market value of the investment relative to industry indices.

For the year ended December 31, 2001, we realized losses on the sale of long-term investments of $4.6 million and recorded $10.0 million as an other than temporary decline in value of our long-term investments.

Net Loss

We recorded a net loss of $554.2 million for the year ended December 31, 2001 compared to net loss of $63.3 million for 2000. Our net loss increased as we recorded significant non-cash charges for impairment in value of our intangible and other assets, other than temporary decline in value of our long-term investments and amortization of goodwill related to our acquisitions and as we invested heavily in building our infrastructure. In addition, prior to our adoption of our restructuring plan in June 2001, our research and development expenses and our sales and marketing expenses increased to meet required product delivery schedules and to expand our market share. In response to the downturn of the economy in 2001, which affected our operations and expected growth rates, we adopted a restructuring plan to realign our operations to eliminate duplicate resources. As a result of this decision, we recorded restructuring related charges in 2001 of $19.6 million. We expect that the future cost savings due to reduction in salary, benefits and infrastructure costs, will more that offset the expense incurred.

Year Ended December 31, 2000 Compared To Year Ended December 31, 1999

Revenue

Our revenue, before the offset of stock-based compensation, increased to $21.5 million for the year ended December 31, 2000 from $2.9 million in December 31, 1999.

Product Revenue

Our product revenue, before the offset of stock-based compensation, increased to $14.2 million in 2000 compared to $1.7 million in 1999. Substantially all of the increase resulted from the delivery of our 724 Solutions platform in accordance with the terms in our customer contracts entered into in 1999.

Service Revenue

Our service revenue increased to $7.3 million from $1.2 million for the twelve months ended December 31, 2000 and 1999, respectively. Most of the increase resulted from our customers seeking additional services to help them deploy our 724 Solutions platform and applications and other products. In addition, we received revenue for consulting work related to the implementation and customization of our LiveClips product, which we have made available as a result of our June 2000 acquisition of Ezlogin.

Stock-based Compensation Related to Software Development Revenue

Under our subscription agreement with Bank of Montreal (BMO) dated April 30, 1998, we granted an option to BMO to subscribe for 2,428,570 common shares for Cdn. $1.0 million. This option was only exercisable in the event that BMO extended its technology license agreement for a second year and paid the second year's license fee. In October 1998, following BMO's extension of the license agreement, BMO exercised the option. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn. $6.1 million, resulting in a stock-based compensation charge related to software development revenue of Cdn. $5.1 million, or U.S. $3.3 million. This stock-based compensation was attributed to our software development revenue over the term of the agreement in proportion to the revenue recognized in the first and second years. Stock-based compensation related to software development revenue decreased to $248,000 for the twelve months ended December 31, 2000 from $1.6 million for the twelve months ended December 31, 1999. The decrease resulted from the fact that the second year of this agreement ended in the first quarter of fiscal 2000. This deferred stock-based compensation charge has now been fully expensed.

Operating Expenses

Cost of Net Revenue

Cost of revenue was $12.6 million for the year ended December 31, 2000 compared to $1.8 million for the year ended December 31, 1999. Most of the increase was due to salary and consulting costs as we significantly increased our implementation and customer services personnel and third-party consulting firms to support our customers' deployment of our 724 Solutions Platform, and as we incurred startup and implementation costs required to establish our hosting infrastructure.

Research and Development

Research and development expenses increased to $28.9 million for the year ended December 31, 2000 compared to $7.2 million for the same period in 1999. The increase from the prior year was attributed to the expansion of the functionality of our platform and costs associated with integrating Ezlogin and Spyonit and other acquired technology, as well as the continued development of our LiveClips and alerts products.

Sales and Marketing

Sales and marketing expenses were $12.5 million in 2000 compared to $2.6 million in 1999. These costs increased primarily because in fiscal 2000 we hired additional sales personnel to manage our relationships with our major customers and to expand our business both in North America and worldwide. In addition, in 2000, we opened sales offices in Tokyo and Sydney to establish our presence in the Asia Pacific region and incurred fees associated with marketing programs designed to build brand awareness.

General and Administrative

Our general and administrative expenses increased to $13.9 million in 2000 from $3.6 million in 1999. The increase in general and administrative expenses reflected our continued investment in increased staffing and related expenses for the enhancement of the international infrastructure necessary to support our growing business. The remainder of the increase was due to integration and professional fees related to our acquisitions and corporate development activities.

Depreciation and Amortization

Depreciation expense increased to $3.9 million in 2000 compared to $752,000 in 1999. The increase reflects the capital spending in computer hardware, office furniture and leasehold improvements at our Canadian facilities to support the increase in the number of personnel. Additional software development tools used for research and development and computer hardware purchased for our hosting facilities accounted for the remainder of the increase.

Amortization expense increased to $18.8 million in 2000 from nil in 1999. The increase was due to the goodwill and acquired intangibles relating to the Ezlogin acquisition completed in June 2000 and the Spyonit acquisition completed in September 2000.

Stock-based Compensation

Stock-based compensation was $6.4 million for the twelve months ended December 31, 2000 compared to $165,000 for the twelve months ended December 31, 1999. The increases are largely attributed to the amortization of deferred stock-based compensation related to options that were granted between October 1, 1999 and March 31, 2000. Stock-based compensation also includes accrued stock consideration related to the YRLess acquisition. (See Note 3(b) of our consolidated financial statements).

Interest Income

Interest income increased to $11.6 million for the year ended December 31, 2000 from $1.0 million for the twelve months ended December 31, 1999. Interest was derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares, including, in particular, the proceeds from our initial public offering in the first quarter of 2000.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters ended December 31, 2001. The information has been derived from our unaudited consolidated financial statements that, in management 's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and include all adjustments,consisting only of normal recurring adjustments,necessary for a fair presentation of information presented. The statements of operations for 2001 include the results of operations of TANTAU and subsidiaries. These operating results are not necessarily indicative of results for any future period.You should not rely on them to predict our future performance.

	Quarter Ended				
2001	Mar. 31	Jun.30	Sept.30	Dec.31	Total Year
	(In thousands of U.S. dollars, except shares and per shares amounts)				
Revenue:					
Product	$ 9,127	$ 8,976	$ 6,614	$ 2,337	$ 27,054
Services	4,722	5,102	3,427	3,512	16,763
Total Revenue	13,849	14,078	10,041	5,849	43,817
Operating expenses:					
Cost of revenue	5,090	5,646	4,232	4,318	19,286
Research and development	11,189	11,728	9,308	6,827	39,052
Sales and marketing	9,029	10,594	9,751	7,433	36,807
General and administrative	6,586	3,997	2,416	2,905	15,904
Depreciation	1,742	2,155	2,422	1,823	8,142
Amortization of intangible assets	23,870	27,375	26,964	1,963	80,172
Stock–based compensation					
Cost of revenue	207	230	(171)	145	411
Research and development	6,113	7,988	8,326	5,303	27,730
Sales and marketing	2,529	2,815	2,804	2,929	11,077
General and administrative	1,839	2,047	2,757	1,308	7,951
Restructuring Costs	–	3,433	–	13,055	16,488
Write–down of intangible and other assets	–	–	321,461	–	321,461
Write down of fixed assets		–	–	3,156	3,156
Total operating expenses	68,194	78,008	390,270	51,165	587,637
Loss from operations	(54,345)	(63,930)	(380,229)	(45,316)	(543,820)
Interest income	2,476	1,605	1,101	591	5,773
Equity in losses of affiliate	(278)	(480)	(420)	(413)	(1,591)
Loss on long–term investments	(6,250)	–	(7,750)	(566)	(14,566)
Net loss for the period	$ (58,397)	$ (62,805)	$ (387,298)	$ (45,704)	$ (554,204)
Basic and diluted net loss per share	$ (1.09)	$ (1.08)	$ (6.64)	$ (0.78)	$ (9.72)
Weighted–average number of shares used in computing basic and diluted net loss per share (in thousands)	53,581	57,981	58,317	58,367	57,015

2000	Mar. 31	Jun.30	Sept.30	Dec.31	Total Year
	Quarter Ended				
	(In thousands of U.S. dollars, except shares and per shares amounts)				
Revenue:					
Product	$ 2,514	$ 2,591	$ 3,482	$ 5,356	$ 13,943
Services	597	1,377	2,632	2,697	7,303
Total Revenue	3,111	3,968	6,114	8,053	21,246
Operating expenses:					
Cost of revenue	1,953	2,550	3,777	4,280	12,560
Research and development	4,163	6,227	8,065	10,421	28,876
Sales and marketing	3,031	3,983	3,632	1,885	12,531
General and administrative	1,896	5,045	3,879	3,048	13,868
Depreciation	317	684	1,313	1,632	3,946
Amortization of intangible assets	–	1,350	7,917	9,576	18,843
Stock–based compensation					
Cost of revenue	189	125	27	312	653
Research and development	487	641	950	1,670	3,748
Sales and marketing	85	160	335	(96)	484
General and administrative	82	530	243	675	1,530
Total operating expenses	12,203	21,295	30,138	33,403	97,039
Loss from operations	(9,092)	(17,327)	(24,024)	(25,350)	(75,793)
Interest income	2,237	2,722	3,633	2,942	11,582
Equity in income (losses) of affiliate	(66)	(213)	965	261	947
Net loss for the period	$ (6,921)	$ (14,818)	$ (19,426)	$ (22,147)	$ (63,264)
Basic and diluted net loss per share	$ (0.20)	$ (0.40)	$ (0.51)	$ (0.57)	$ (1.71)
Weighted–average number of shares used in computing basic and diluted net loss per share (in thousands)	34,037	36,717	37,961	39,092	36,963

Equity in Losses of Affiliate

Our relative ownership in Maptuit decreased from 33.4% in March 2000 to 24.9% in December 2000. This decrease is due to the additional financing that Maptuit arranged with other investors. Our investment in Maptuit is accounted for using the equity method. In fiscal 2000, we recognized a net gain of $947,000, including a dilution gain of $1.9 million, as a result of Maptuit's additional financing, offset by our share of Maptuit's fiscal 2000 losses of $943,000.

Net loss

We recorded a net loss of $63.3 million for the year ended December 31, 2000 compared to a net loss of $13.8 million for the year ended December 31, 1999. Our loss increased as we invested heavily in building our infrastructure. In particular, our research and development expenses and our sales and marketing expenses increased to meet required product delivery schedules and to gain market share.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $86.7 million for the year ended December 31, 2001 compared to $26.8 million in 2000. Net cash used in operating activities in 2001 consisted mainly of our net loss of $554.2 million, offset by depreciation and amortization of $88.3 million, stock-based compensation expense of $47.2 million, loss on sale of investments of $4.6 million, write-down of long term investments of $10.0 million, write-down of intangible and other assets of $321.5 million, write-down of fixed assets of $3.2 million, equity in loss of affiliate of $1.6 million and use of working capital of $8.7 million. The main reason for the increase in cash used in operating activities in 2001 compared to 2000 is because in 2001, due to the acquisition of TANTAU, we had increased headcounts and additional infrastructure to support. In addition, in mid-2001, due to the downturn of economic conditions, we initiated our organizational restructuring and incurred severance costs related to terminated employees. With the further reduction announced in January 2002, we expect to record additional cash costs related to severance and fees to be paid to CSC to service exiting customer contracts and transitional costs relating to the transfer of our hosting business. See Note 19 to our consolidated financial statements.

As at December 31, 2001, we have commitments to make $15.7 million in minimum lease payments, until the year 2008, relating to our facilities and equipment rentals. As a result of our restructuring initiative, we have vacated some of our premises. Accordingly, we have plans in place to renegotiate these leases and/or sublease these premises to reduce our future commitments, however, we cannot provide any assurances that such plans will be successful.

Cash provided by financing activities was $9.6 million for the year ended December 31, 2001 compared to $165.6 million for the same period in 2000. The funds in 2000 represented the proceeds we raised in connection with our initial public offering of 6,900,000 common shares. The funds in 2001 represented the issuance of our common shares for cash used as part of our transaction with Webhelp in March 2001, offset by the repayment of a portion of the principal on our loan which we assumed as a result of purchasing TANTAU. In 2002, we are obligated to pay approximately $3.6 million in principal and interest related to this loan.

Cash from investing activities, before the sale of short-term investments, was $1.4 million for the year ended December 31, 2001 and is comprised of purchases of fixed assets of $10.7 million, purchases of intangible and other assets of $9.1 million, which is mainly related to our purchase of Webhelp's WAEF technology, proceeds on sale of our long-term investments of $2.8 million, $11.8 million outflow of cash relating to our investment in Webhelp and CashEdge and $30.2 million in cash inflow assumed on our acquisition of Tantau. We have initiatives in place to reduce capital expenditure costs, as we plan on using and redeploying, where possible, our existing fixed assets.

Due to the operational savings that we expect to achieve as a result of our restructuring, we expect that cash from operations, interest income and our existing cash and cash equivalents and short-term investments will be sufficient to cover our cash requirements, including planned capital expenditures, for at least the next 12 months. We may require additional financing if we expand our operations at a faster rate than currently expected, or if we seek to effect one or more significant acquisitions.

RECENT ACCOUNTING PRINCIPLES

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No.141, "Business Combinations". SFAS No.141 requires that all business combinations be accounted for under the purchase method of business combination initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is no longer permitted. In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that all goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No.142 must be adopted with fiscal years beginning after December 15, 2001. The impact of adopting SFAS No. 141 and SFAS No. 142 has not been determined. As of December 31, 2001, we had approximately $9.1 million as the carrying value of goodwill, which we will periodically review in accordance with these provisions.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementaion of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. We are currently assessing the impact of SFAS No. 144 on our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Impact of Interest Rate Exposure
As of December 31, 2001, we had approximately $89.1 million in cash, cash equivalents and short-term investments, of which $28.9 million were short-term investments. A significant portion of the cash earns interest at variable rates. In addition, although our short-term investments are fixed-rate instruments, the average term is short. Accordingly, our interest income is effectively sensitive to changes in the level of prevailing interest rates. This is partially mitigated by the fact that we generally do not liquidate our short-term investments before their maturity dates.

Impact of Foreign Exchange Rate Exposure
Our functional currency is the U.S. dollar. The majority of our non-US dollar denominated expenses are incurred in Canadian dollars, although with the purchase of TANTAU, an increased proportion are incurred in Euros and other European currencies. Changes in the value of these currencies relative to the U.S. dollar may result in currency gains and losses, which could affect our operating results. In the period ended December 31, 2001, we incurred unrealized foreign currency gains relating to the translation of our non-US denominated monetary assets and liabilities of approximately $113,000. In the future, we may seek to minimize this risk by hedging our known exposures, such as salaries, rent and other payments. We will account for any arrangements of this kind according to Financial Accounting Standard 133.

Information Regarding Forward–Looking Statements

This report contains statements of a forward–looking nature. These statements are made under the U.S. Private Securities Litigation Reform Act of 1995. These statements include the statements herein regarding our estimated cost reductions; our future ability to fund our investments and become profitable; our development of new products and relationships; our plans to operate in the mobile operator market and to focus on providing solutions; the rate at which consumers will adopt wireless applications; our ability to increase our customer base; the services that we or our customers will introduce and the benefits that end users will receive from these services; the impact of entering new markets; our plans to use or not to use certain types of technologies in the future; our future cost of revenue, gross margins and net losses; our future restructuring, research and development, sales and marketing, general and administrative, stock–based compensation, depreciation and amortization expenses; our future interest income; the value of our goodwill and other intangible assets; our future capital expenditures and capital requirements; our expected date of stock option issuances in connection with our stock option initiatives; and the anticipated impact of changes in applicable accounting rules.

The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks include the risks described in our SEC filings, including our annual report on Form 10–K. These risks are also described in our filings with the Canadian Securities Administrators, including our prospectuses, material change reports, Annual Information Form and Management Information Circular. We encourage you to carefully review these risks in order to evaluate an investment in our securities. Some of the key risks that could cause actual results to differ materially from those projected or anticipated also include the risks discussed below. We do not undertake any obligation to update this forward–looking information, except as required under applicable law.

General Industry, Economic and Market Conditions

Our future revenues and operating results are dependent to a large extent upon general economic conditions, conditions in the wireless market and within that market our primary target markets of financial institutions and mobile network operators. As economic activity slowed in these markets during 2001, our customers deferred their spending on our products and our sales cycle began to lengthen significantly as potential customers began to reduce their spending commitments, including their willingness to make investments in new wireless services. Moreover, adoption of wireless services has not proceeded as rapidly as previously anticipated. As a result of these factors, our revenues began to decline in 2001. If general economic conditions continue to be adverse, if the economies in which our target customers are located enter into a recession, or if demand for our solutions does not expand, our ability to increase our customer base may be limited, and our revenue may decrease further.

Entering New Markets

We have recently made mobile network operators an important focus of our activities. We have limited experience in marketing our services to, and working with, these customers. In order to encourage these potential customers to adopt and implement our solutions, we may incur higher costs than we have in the past, and we may not be able to attract a large number of these customers. Mobile network operators may not be successful in rolling out our services, and subscribers to these services may not seek to use them. Any developments of this kind could limit our ability to sell our solutions to companies in this industry, may increase our expenses and may damage our reputation.

International Markets

Since December 31, 2000, we have begun to recognize revenues from our sales in international markets. We recognized net revenue of $6.6 million and $5.2 million from sales in Europe and Asia Pacific in 2001. In the past, in deriving our revenue forecasts, we have expected that sales in these regions would be a major factor in our growth, particularly since the use of wireless networks and wireless devices have generally proceeded more rapidly there. However, in recent months, some key countries in these regions, have experienced decreasing economic activity, and our sales to these regions declined beginning in the third quarter of 2001. Accordingly, our sales to these regions during 2001 may not be indicative of future trends, and may not expand significantly during the next several quarters.

Liquidity

In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions since the second quarter of 2001 to reduce our operating expenses. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues. As a result, any shortfall in our revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Accordingly, if the cost–cutting actions that we have taken are insufficient, we may not have sufficient capital to fund our operations, and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future and/or raise additional funds.

Investments in Other Companies

For year ended December 31, 2001 we realized a loss of $4.6 million on sales of our long–term investments and recorded a loss provision of $10.0 million against these investments as they have experienced a significant other than temporary decline in their value. Particularly if the economic environment worsens, we may need to record additional write–downs of these investments in the future. Any write–downs of this kind could cause our losses to increase.

Because of the continuing volatility in the financial markets, as well as other factors, we expect to limit the extent to which we invest in other companies during the next few fiscal quarters, and possibly longer. As a result, we may not take advantage of investment opportunities that could provide significant financial benefits to our company, or that could provide us with the opportunity to build relationships with major companies in our industry and target markets.

Investments in New Technologies

During fiscal 2001, we have made significant investments in new technologies, to help expedite customer adoption of our solutions, including interactive voice response technology, technologies relating to short messaging services and technology to allow mobile applications to be executed with real–time interaction. In accordance with our accounting policy, we review the carrying value of these technologies, considering key factors such as our estimate of customer demand for these technologies and the technologies' fit with our product strategy. For the year ended December 31, 2001, we recorded a charge of $6.7 million relating to our decision not to use our acquired "Web Application Event Framework" technology. In the future, if there are any circumstances in which there is a decline in the carrying value of our other new technologies, for example, if we decide not to pursue these technologies if we determine that customer demand for them is not substantial, we may need to record additional charges.

Receivables

As our sales to international customers increase, a greater portion of our receivables are derived from companies in foreign countries. Due to varying economic conditions and business practices in these countries, our collections cycle from these customers may be longer than our past experience. As adverse economic conditions persist, there is a greater risk that our customers will have difficulties in paying us in accordance with the terms of their contracts, and our risk of bad debt may increase substantially in future fiscal periods.

Hosting Services

In January 2002, we formalized our plan to transfer the management of our application hosting services to Computer Sciences Corporation ("CSC"). We will be dependent on CSC to provide secure hosting services for our software products. If the transition of our hosting service to CSC is not successful and/or CSC becomes unable to deliver these services, or other circumstances occur that affect CSC or its computer systems, our hosting services may be substantially impaired. If any of these circumstances occur and cause us to fail to deliver our hosting services, we may lose customers, our reputation may suffer, and our ability to attract new customers may be damaged.

Employees

Our ability to execute our business successfully depends in large part upon our ability to have a sufficient number of qualified employees to achieve our goals. However, if our workforce is not properly sized to meet our operating needs, our ability to achieve and maintain profitability is likely to suffer. As indicated in this report, we are substantially reducing the number of our employees. This will mean that we will use a smaller number of employees to conduct some of the operations that were previously performed by a larger workforce, which may cause disruption of our business. In addition, the morale of our current employees may decrease, reducing their performance. Our ability to attract potential new employees in the future may suffer if our reputation suffers as a result of these staffing reductions.

Gross Margins

We believe that certain factors in the current market may contribute to the risk that our gross margins will decrease in future fiscal quarters. While we are currently not experiencing material price reduction pressure from our customers, as the weakening economy affects our customers' budget for wireless spending, we may have to lower our prices, in order to accommodate our customers. In addition, due to the downturn in the economy, many of our customers are reluctant to make a commitment to pay a large upfront license fee, which could also cause our revenues to decrease. With a greater portion of services revenue mix in the short–term, if we are not successful in reducing our costs of sales in response to the pricing pressure and any reduced upfront commitment, we will experience a decrease in our gross margins. In addition, due to the difficulties in achieving sales in the current economic environment, we will have less control over the portion of our sales consisting of licenses, which generally has a higher gross margin than services. Accordingly our current gross margins may decrease.

Litigation

We and certain of our present and former officers and directors were named as defendants in a series of purported class actions relating to our initial public offering. Litigation may be time consuming, expensive, and distracting from the conduct of our business, and the outcome of litigation may be difficult to predict. The adverse resolution of any of these proceedings could have a material adverse effect on our business, results of operations, and financial condition. See note 18 of our consolidated financial statements.

Consolidated Balance Sheets

Years ended December 31, 2001, 2000 and 1999 *(In thousands of U.S. dollars)*

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents *(note 4)*	$ 60,279	$ 73,898
Short-term investments *(note 4)*	28,857	92,726
Accounts receivable, net of allowance for doubtful accounts of nil (2000 – $56)	8,335	4,376
Prepaid expenses and other receivables	2,630	2,260
Total current assets	100,101	173,260
Fixed assets *(note 5)*	12,525	11,297
Investments *(note 6)*	5,347	12,196
Intangible and other assets *(note 7)*	17,857	90,563
Total assets	$ 135,830	$ 287,316
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,728	$ 2,203
Accrued liabilities	15,667	18,198
Note payable *(note 8)*	3,394	–
Deferred revenue	1,386	1,887
Deferred consideration *(note 3(b))*	1,414	1,190
Total current liabilities	24,589	23,478
Leasehold inducements	284	375
Deferred consideration, net of current portion *(note 3(b))*	1,415	1,200
Note payable, net of current portion *(note 8)*	296	–
Shareholders' equity *(note 9)*:		
Unlimited common shares authorized, no par value: 58,375,761 common shares issued and outstanding (2000 – 39,112,975)	763,033	357,158
Deferred stock-based compensation	(19,582)	(14,946)
Accumulated deficit	(634,153)	(79,949)
Cumulative translation adjustment	(52)	–
Total shareholders' equity	109,246	262,263
Lease commitments *(note 11)*		
Contingent liabilities *(note 18)*		
Subsequent events *(note 19)*		
Total liabilities and shareholders' equity	$ 135,830	$ 287,316

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Greg Wolfond
Chairman,
724 Solutions Inc.

Holger Kluge
Director,
724 Solutions Inc.

Consolidated Statements of Operations

Years ended December 31, 2001, 2000 and 1999 *(In thousands of U.S. dollars, except number of share amounts and per share amounts)*

	2001	2000	1999
Revenue:			
Product:			
Third parties	$ 27,054	$ 2,828	$ –
Related parties *(note 13)*	–	11,363	1,697
Less stock-based compensation related to software development *(notes 9 and 13)*	–	(248)	(1,644)
Services:			
Third parties	16,763	2,570	206
Related parties *(note 13)*	–	4,733	963
Total revenue	43,817	21,246	1,222
Operating expenses:			
Cost of revenue	19,286	12,560	1,839
Research and development	39,052	28,876	7,158
Sales and marketing	36,807	12,531	2,574
General and administrative	15,904	13,868	3,609
Stock-based compensation:			
Cost of revenue	411	653	19
Research and development	27,730	3,748	97
Sales and marketing	11,077	484	24
General and administrative	7,951	1,530	25
Depreciation	8,142	3,946	752
Amortization of intangible assets	80,172	18,843	–
Restructuring costs *(note 17(a))*	16,488	–	–
Write-down of intangible and other assets *(note 17(b))*	321,461	–	–
Write-down of fixed assets *(note 17(a))*	3,156	–	–
Total operating expenses	587,637	97,039	16,097
Loss from operations	(543,820)	(75,793)	(14,875)
Interest income	5,773	11,582	1,044
Equity in loss of affiliate	(1,591)	(943)	–
Loss on sale of investments *(note 17(c))*	(4,591)	–	–
Write-down of investments *(note 17(c))*	(9,975)	–	–
Dilution gain *(note 6(b))*	–	1,890	–
Loss for the year	$ (554,204)	$ (63,264)	$ (13,831)
Basic and diluted loss per share (note 14)	$ (9.72)	$ (1.71)	$ (0.82)
Weighted average number of shares used in computing basic and diluted loss per share (in thousands)	57,015	36,963	16,887

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2001, 2000 and 1999 *(In thousands of U.S. dollars, except number of share amounts)*

	Common shares Number	Common shares Amount	Deferred stock-based compensation related to stock options	Deferred stock-based compensation related to software development revenue	Accumulated deficit	Cumulative translation adjustment	Total shareholders' equity
Balance, December 31, 1998	11,428,570	$ 7,752	$ (233)	$ (1,472)	$ (2,854)	$ –	$ 3,193
Loss for the year	–	–	–	–	(13,831)	–	(13,831)
Deferred stock-based compensation	–	5,841	(5,841)	–	–	–	–
Amortization of deferred stock-based compensation	–	–	165	–	–	–	165
Allocation of deferred stock-based compensation to software development revenue and deferred revenue	–	–	–	1,472	–	–	1,472
Issuance of common shares	17,973,856	71,169	–	–	–	–	71,169
Balance, December 31, 1999	29,402,426	84,762	(5,909)	–	(16,685)	–	62,168
Loss for the year	–	–	–	–	(63,264)	–	(63,264)
Deferred stock-based compensation	–	14,364	(14,364)	–	–	–	–
Common share purchase options	–	4,786	–	–	–	–	4,786
Amortization of deferred stock-based compensation	–	–	5,327	–	–	–	5,327
Issuance on exercise of options	765,339	627	–	–	–	–	627
Issuance of common shares	8,945,210	252,619	–	–	–	–	252,619
Balance, December 31, 2000	39,112,975	357,158	(14,946)	–	(79,949)	–	262,263
Loss for the year	–	–	–	–	(554,204)	–	(554,204)
Cumulative translation adjustment	–	–	–	–	–	(52)	(52)
Deferred stock- based compensation	–	48,631	(50,306)	–	–	–	(1,675)
Amortization of deferred stock-based compensation	–	–	45,670	–	–	–	45,670
Issuance on exercise of options	998,748	906	–	–	–	–	906
Issuance of common shares	18,264,038	356,338	–	–	–	–	356,338
Balance, December 31, 2001	58,375,761	$ 763,033	$ (19,582)	$ –	$ (634,153)	$ (52)	$109,246

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999 *(In thousands of U.S. dollars)*

	2001	2000	1999
Cash flows from operating activities:			
Loss for the year	$ (554,204)	$ (63,264)	$ (13,831)
Items not involving cash:			
Depreciation and amortization	88,314	22,789	752
Stock-based compensation	47,169	6,663	1,809
Other non-cash expenses	(41)	1,722	–
Loss on sale of investments	4,591	–	–
Write-down of investments	9,975	–	–
Write-down of intangible and other assets	321,461	–	–
Write-down of fixed assets	3,156	–	–
Equity in loss of affiliate	1,591	943	–
Dilution gain	–	(1,890)	–
Change in operating assets and liabilities:			
Accounts receivable	1,254	(1,255)	(3,086)
Prepaid expenses and other receivables	654	(632)	(1,347)
Accrued interest on short-term investments	1,847	(2,290)	–
Accounts payable	(218)	221	1,746
Accrued liabilities	(9,570)	14,638	2,504
Deferred revenue	(2,644)	(4,486)	5,953
Net cash flows used in operating activities	(86,665)	(26,841)	(5,500)
Cash flows from financing activities:			
Principal repayment of notes payable	(1,310)	–	–
Issuance of common shares	10,916	165,555	71,169
Deferred charges	–	–	(1,100)
Net cash flows from financing activities	9,606	165,555	70,069
Cash flows from investing activities:			
Purchase of fixed assets	(10,744)	(11,814)	(2,258)
Sale (purchase) of short-term investments, net	62,022	(90,436)	–
Purchase of intangible and other assets	(9,091)	(2,230)	–
Proceeds on sale of investments	2,833	–	–
Purchase of investments	(11,828)	(11,250)	–
Acquisitions, net of cash received	30,248	(14,373)	–
Net cash flows from (used in) investing activities	63,440	(130,103)	(2,258)
Increase (decrease) in cash and cash equivalents	(13,619)	8,611	62,311
Cash and cash equivalents, beginning of year	73,898	65,287	2,976
Cash and cash equivalents, end of year	$ 60,279	$ 73,898	$ 65,287

Supplemental disclosure of cash flow information (*note 16).*

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

1. Organization of the Company:

The Company was established in July 1997 to provide internet infrastructure solutions to financial institutions, enabling them to offer personalized and secure mobile banking, investment and commerce services across a wide range of internet-enabled wireless and consumer electronic devices. Since that time, the Company has also begun to offer brokerage, credit card, payments and alerts solutions in a variety of languages and currencies around the world. In the second half of 2001, the Company announced its launch into the mobile operator market, 724 Frameworks, alerts and secure payments solutions. All of the Company's solutions can be implemented and integrated with customers' existing systems and scaled or expanded to accommodate future growth.

2. Significant accounting policies:

These consolidated financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which, except as disclosed in note 15, conform, in all material respects, with generally accepted accounting principles in the United States.

(a) Consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Intercompany transactions and balances are eliminated on consolidation.

(b) Financial instruments:

Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, deferred consideration and note payable. The Company determines the fair values of its financial instruments based on quoted market values or discounted cash flow analyses. Unless otherwise indicated, the fair values of financial assets and financial liabilities approximate their recorded amounts.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents consist primarily of deposits with major commercial banks, corporate debt and government treasury bills, the maturities of which are three months or less from the date of purchase. Short-term investments consist of high-grade liquid fixed income securities with maturities of more than three months but less than one year. The Company performs periodic credit evaluations of the financial condition of its customers. If necessary, allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

(c) Revenue recognition:

The Company recognizes product revenue in accordance with Section 3400 of The Canadian Institute of Chartered Accountants' ("CICA") Handbook and has applied relevant U.S. accounting standards, including the American Institute of Certified Public Accountants' ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," SOP 98-9, "Modification of SOP 97-2, Software Recognition, With Respect to Certain Transactions," and the SEC Staff Accountant Bulletin No.101, "Revenue Recognition in Financial Statements."

The Company recognizes product revenue when the Company has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. The Company considers fees related to arrangements with significant payments due beyond the company's normal trading terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future royalty/license payments to be made based on a per user fee. These arrangements often specify a quarterly minimum payment. Revenue from the minimum payments is recognized on a straight-line basis. Revenue associated with user fees in excess of any minimum payments is recognized when the amount becomes determinable, generally on a quarterly basis.

The Company enters into arrangements with customers in which they agree to deliver specified software currently and to deliver unspecified additional software products in the future. Under these arrangements, the Company recognizes revenue under the subscription accounting method. Under this method, revenue is recognized ratably over the term of the arrangement beginning with delivery of the first product.

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements. When such services are considered essential, license and service revenue under the arrangement are recognized as services are performed as discussed below. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence of the fair value of each element. The revenue allocable to the software license is recognized when the product revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed. In instances where vendor specific objective evidence exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Services revenue from consulting, implementation and other services are recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified. Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which is typically 12 months.

Hosting service arrangements typically include a software license, a one-time setup fee and a monthly flat fee or a monthly fee based on the number of users. The Company recognizes license revenue when the criteria for product revenue are met, which include when the customer has the contractual right to take possession of and operate the software at any time without significant penalty and it is feasible for the customer to either run the software on its own hardware or to contract with another party unrelated to the Company to host the software. When these conditions do not exist, the software license fee is recognized ratably over the term of the contract. The one-time setup fee is recognized over the term of the hosting arrangement, and the application hosting services revenue is recognized monthly as earned on a fixed fee or variable rate basis.

The Company enters into arrangements with original equipment manufacturers ("OEM") and resellers. Under these arrangements, the Company grants the OEM or reseller rights to sell products, which incorporate the Company's products for a specific period of time. The Company's primary obligation to the OEM and reseller is to deliver a product master and any bug fixes under warranty provisions in order to maintain the product master in accordance with published specifications. In some arrangements, the Company receives prepaid, non-refundable minimum license fees from OEM or reseller. As the Company's primary obligation to an OEM or reseller is fulfilled upon delivery of the product master, the Company recognizes the prepaid, non-refundable minimum license fees as revenue upon delivery of the product master and upon meeting all other product revenue recognition criteria.

The Company enters into sales agreements with certain customers from whom the Company concurrently acquires goods and services. In these instances, the Company recognizes revenue on products sold in accordance with The Canadian Institute of Chartered Accountants' Handbook Section 3830, "Non-Monetary Transactions" and the United States Accounting Principles Board ("APB") No. 29, "Accounting for Nonmonetary Transactions," and Emerging Issues Task Force ("EITF") Issue No. 86-29, "Nonmonetary Transactions: Magnitude of Boot and Exceptions to the Use of Fair Value, Interpretation of Accounting Principles Board No. 29, Accounting for Nonmonetary Transactions." Transactions involving the exchange of significant consideration, are considered to be monetary transactions. Monetary transactions and nonmonetary transactions that represent the culmination of an earnings process are recorded at the fair value of the products delivered or products and services received, whichever is more readily determinable, providing these fair values are determinable within reasonable limits. In determining the fair values of software arrangements, the Company considered whether vendor-specific objective evidence of fair value as defined in SOP 97-2, of the product delivered and the fair value of the asset received exists. For nonmonetary arrangements that do not represent the culmination of the earnings process, the exchange is recorded based on the carrying value of the products delivered, generally zero.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

During the year ended December 31, 2001, the Company recognized license revenue in the amount of $4,922,000 from nonmonetary transactions. The Company did not have any non-monetary transactions in 2000 and 1999.

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are reflected as deferred revenue on the Company's consolidated balance sheet.

(d) Research and development expenses:

Costs related to research, design and development of software products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, completing a working model of the Company's products and the general release of the products have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

(e) Investment tax credits:

The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.

Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

(f) Stock-based compensation:

The Company uses the intrinsic value method to account for employee stock-based compensation. As such, deferred stock-based compensation is recorded if, on the date of grant of the stock option to an employee, the current market value of the underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option. Stock options granted to consultants and other non-employees are accounted for using the fair value method. Under this method, options granted are recognized at their fair value as services are performed and options are earned.

(g) Fixed assets:

Fixed assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives except for leasehold improvements, which are amortized over the lesser of their useful lives and the term of the related lease. Expenditures for maintenance and repairs are expensed as incurred. Depreciation and amortization are computed using the straight-line method as follows:

Computer equipment	3 years
Computer software	1 year
Office furniture and equipment	5 years

The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down equal to the excess is charged to the consolidated statements of operations. For the year ended December 31, 2001, in connection with the restructuring of its business, the Company recorded a write-down of $3,156,000 related to redundant fixed assets (note 17).

(h) Investments:

Investments in affiliates are recorded by the equity method when the Company's ownership interest in the affiliate is greater than 20% but not more than 50% and where the Company can exercise significant influence over the affiliate.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

Investments in affiliates in which the Company's ownership interest is less than 20% and where the Company cannot exercise significant influence over the affiliate are accounted for by the cost method. Under this method of accounting, the investment is recorded at cost and only written down in value if a decline in value is other than temporary.

(i) Intangible and other assets:
Intangible and other assets are recorded at cost, and are amortized on a straight-line basis at the following rates:

Workforce	2 – 5 years
Acquired technology	1 – 5 years
Goodwill	2 – 5 years

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets acquired in a business combination, and is being amortized on a straight-line basis over a period of up to five years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might impair the fair value of the related asset. Intangible and other assets are written down to fair value when decreases in value are considered to be other than temporary, based upon expected cash flows of the acquired business (note 17).

(j) Deferred acquisition costs:
The Company commences the deferral of business acquisition costs when the proposed transaction has been specifically identified and the completion of the transaction is considered to be more likely than not. The Company defers only those costs that are direct and incremental costs incurred in connection with the proposed transaction. The Company records deferred acquisition costs as non-current assets and includes them in the cost of acquisition when a transaction is completed. The Company expenses costs related to abandoned proposed acquisitions in the year in which the Company determines that the transaction is not likely to be completed.

(k) Foreign currency translation:
The functional currency of the Company is the U.S. dollar. Transactions of the Canadian parent company and fully integrated foreign subsidiaries which are denominated in currencies other than the U.S. dollar are translated using the temporal method. Exchange gains and losses arising from these transactions are included in the results of operations for the year. Transactions of foreign subsidiaries which are considered self-sustaining are translated using the current rate method and resulting exchange gains and losses are recorded as a Cumulative Translation Adjustment in Shareholders' Equity.

The aggregate foreign currency gain (loss) included in determining loss for the three years ended December 31, 2001 are as follows: 2001 – $113,000; 2000 – $(938,000); 1999 – $105,000.

(l) Income taxes:
The Company provides for income taxes under the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date. To the extent that the recoverability of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

(m) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

3. Acquisitions:

(a) 2001:

TANTAU Software, Inc.:
On January 16, 2001, the Company acquired all of the issued and outstanding shares and assumed all of the common share purchase options of TANTAU Software, Inc. ("TANTAU") in exchange for the issuance of 17,119,869 common shares and 2,011,055 replacement common share purchase options.

Of the 17,119,869 common shares issued, 14,276,536 common shares were fully vested shares, with the balance of 2,843,333 subject to future vesting under the terms of the assumed TANTAU stock option plan. The fair value of the fully vested shares issued has been recorded as a component of the purchase consideration. The values of the unvested shares and the common share purchase options have been allocated between purchase consideration and deferred stock-based compensation. The Company has determined the amount attributable to deferred stock-based compensation as the proportionate share of the intrinsic value of the unvested shares and options pertaining to the service period subsequent to the date of acquisition. The amount attributable to purchase consideration represents the fair value of the unvested shares and options as of the purchase date less the amount recorded as deferred stock-based compensation related to these unvested shares and options.

The purchase price has been determined to be $407,734,000 including acquisition costs of $9,385,000. The deferred stock-based compensation related to the unvested shares and replacement stock options has been determined to be $53,280,000.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

	Fair value
Net tangible assets acquired:	
Cash and cash equivalents	$ 30,248
Accounts receivable	5,213
Other assets	1,605
Fixed assets	1,884
Accounts payable and accrued liabilities	(7,782)
Deferred revenue	(2,143)
Note payable	(5,000)
	24,025
Allocation of the net purchase price:	
Goodwill	302,859
Intangible assets	27,570
Deferred stock-based compensation	53,280
	383,709
	$ 407,734
Consideration paid:	
Share and stock option consideration	$ 398,349
Costs of acquisition	9,385
	$ 407,734

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

Amortization expense of the goodwill and acquired intangible assets of $49,375,000 has been recorded in the year ended December 31, 2001 (2000 – nil).

In September 2001, the Company reviewed the carrying values of goodwill and intangible and other assets related to the TANTAU acquisition and, accordingly, recorded a significant write–down (note 17(b)).

The table below reflects the unaudited pro forma consolidated results of the Company and TANTAU for the year ended December 31, 2000 as if the acquisition had taken place on January 1, 2000:

	(Unaudited)
Revenue	$31,477
Pro forma loss for the year	(223,390)
Pro forma loss per common share	(4.43)

(b) 2000:

(i) YRLess Internet Corporation:

On March 17, 2000, the Company acquired all the outstanding common shares of YRLess Internet Corporation ("YRLess"), an internet message gateway developer, for total cash consideration of approximately $1,272,000, including acquisition costs of approximately $34,000. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The cash consideration paid has been allocated to the net identifiable assets acquired based on their fair values, and the excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized over 36 months.

In addition, the Company committed to pay approximately $4,401,000 in common shares, or cash if the Company agrees to a cash payment, over the next three years. The Company intends to settle this liability in shares. As the purchase agreement contains certain terms that may require the Company to settle the payments in cash, and these terms are out of the control of the Company, the commitment is being recorded as a liability under the heading deferred consideration. Of the additional $4,401,000 in consideration, $2,640,000 was contingent on certain former shareholders of YRLess remaining employees of the Company. As at December 31, 2001, the contingent terms of the payments were no longer in effect, resulting in the Company recording the remaining contingent compensation as an expense in 2001. Total compensation expense related to this commitment amounted to $3,293,000 in 2001 (2000 – $1,108,000). The Company has recorded the unpaid portion of the $4,401,000 commitment as a liability. The unpaid amount is due $1,414,000 in 2002, and $1,415,000 in 2003.

(ii) Ezlogin.com, Inc.:

On June 16, 2000, the Company acquired all of the outstanding shares of Ezlogin.com, Inc. ("Ezlogin"), a privately held company incorporated in California in the business of providing internet infrastructure tools for user–driven personalization. The transaction was accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately $55,800,000, before acquisition costs, was satisfied by the issuance of 1,003,594 common shares of the Company and the assumption of the existing Ezlogin option plan which, if all options outstanding under the plan are exercised, would result in the issuance of an additional 91,796 common shares of the Company. In addition, the Company incurred $3,000,000 in costs related to the acquisition. The excess of the purchase price over the fair value of the net identifiable assets of Ezlogin at the date of acquisition of $56,900,000 was allocated to goodwill and other intangible assets and was being amortized over 24 months. Amortization expense of the resulting goodwill and acquired intangible assets of $21,534,000 has been recorded in the year ended December 31, 2001.

In September 2001, the Company reviewed the carrying value of goodwill related to the Ezlogin acquisition and, accordingly, recorded a write–down of the remaining carrying value (note 17(b)).

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

(iii) Spyonit.com, Inc.:

On September 12, 2000, the Company acquired all of the outstanding shares of Spyonit.com, Inc. ("Spyonit"), a privately held company incorporated in Delaware, which develops software to monitor the internet and other content sources for items of interest to end-users. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately $40,000,000 was satisfied by the issuance of 1,041,616 common shares of the Company and $2,000,000 in cash. As part of the terms of purchase, up to 137,062 common shares of the total common shares issued are subject to repurchase at a minimum value if the vendors do not remain employees of the Company through September 2003. The Company has recorded deferred stock-based compensation in the amount of $6,000,000 related to the 137,062 common shares and is amortizing this amount as compensation expense on a straight-line basis over three years. In addition, the Company incurred $200,000 in costs related to the acquisition. The excess of the purchase price over the fair value of the net tangible assets of Spyonit at the date of acquisition of $39,900,000 has been allocated to goodwill and acquired intangible assets and is being amortized over 60 months starting September 30, 2000. Amortization expense of the resulting goodwill and acquired intangible assets of $6,518,000 has been recorded in the year ended December 31, 2001.

In September 2001, the Company reviewed the carrying value of goodwill and intangible and other assets related to the Spyonit acquisition and, accordingly, recorded a significant write-down (note 17(b)).

The transactions are summarized as follows:

	YRLess	Ezlogin	Spyonit
Net identifiable assets acquired at fair values:			
Cash	$ –	$ 1,517	$ 66
Fixed assets	17	529	87
Other assets	43	272	38
Current liabilities	(177)	(486)	(109)
Acquired technology	–	2,290	7,290
Workforce and non competition agreements	–	560	540
Fair value of identifiable assets	(117)	4,682	7,912
Goodwill	1,389	54,103	32,063
	$ 1,272	$ 58,785	$ 39,975
Purchase price:			
Cash	$ 1,238	$ –	$ 2,000
Common shares	–	51,186	37,775
Fair value of options	–	4,599	–
Acquisition expenses	34	3,000	200
	$ 1,272	$ 58,785	$ 39,975

4. Cash and cash equivalents and short-term investments:

Cash consists of deposits with major financial institutions. Cash equivalents consist of short-term deposits and high-grade commercial paper with an original term to maturity of three months or less at the date of purchase.

All short-term investments are classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion discounts to maturity. The Company owns no short-term investments that are considered to be trading securities or available-for-sale securities.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

The components of cash and cash equivalents and short-term investments are summarized as follows:

	2001	2000
Cash and cash equivalents:		
Cash	$ 6,922	$ 1,297
Cash equivalents:		
Corporate debt	49,000	–
Government T-bills	4,357	32,086
Corporate bonds	–	33,374
Corporate commercial paper	–	7,141
	$ 60,279	$ 73,898
Short-term investments:		
Held-to-maturity:		
Corporate commercial paper	$ 364	$ 90,546
Government term deposits	–	2,180
Term deposit	2,285	–
Government bond	5,989	–
Government T-Bills	19,119	–
Corporate bond	1,100	–
	$ 28,857	$ 92,726

The Company has entered into letters of credit in the aggregate amount of $2,285,000 to guarantee payments under future contractual lease commitments. The letters of credit are secured by segregated instruments included in short-term investments on the consolidated balance sheet.

5. Fixed assets:

	2001	2000
Computer equipment	$ 11,845	$ 7,770
Computer software	6,606	2,602
Office furniture and equipment	2,408	2,142
Leasehold improvements	3,463	3,150
	24,322	15,664
Less accumulated depreciation and amortization	11,797	4,367
	$ 12,525	$ 11,297

6. Investments:

	2001	2000
Investments, at cost:		
Corillian Corporation	$ –	$ 7,000
Neomar Inc.	3,500	3,500
Webhelp Inc.	9,558	–
CashEdge Inc.	2,000	–
Other	264	–
	15,322	10,500
Less provision for impairment in value	9,975	–
	5,347	10,500
Investments, at equity:		
Maptuit.com Inc.	–	1,696
	$ 5,347	$ 12,196

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

(a) 2001:

(i) Investment in CashEdge Inc.:
On May 31, 2001, the Company acquired an 11.0% interest in CashEdge Inc. ("CashEdge") for $2,000,000 in cash. CashEdge is a privately held company in the business of developing software that provides end-users with the ability to aggregate account information electronically via the internet. The investment is accounted for using the cost method of accounting. In addition, the Company also entered into a reseller arrangement with CashEdge, whereby CashEdge was appointed a non-exclusive distributor of the Company's Alerts and Wireless Aggregation product and the Company was appointed as a non-exclusive distributor of CashEdge's Aggregation Service. As at December 31, 2001, no sales between the parties have taken place.

(ii) Investment in Webhelp Inc.:
On March 26, 2001, the Company entered into a series of transactions with Webhelp Inc. ("Webhelp"), a private company incorporated in Delaware.

The Company acquired 4,087,193 Series C convertible preferred shares of Webhelp for cash of $7,621,000 and share consideration of 196,836 common shares of the Company valued at $1,937,000. At March 26, 2001, this investment represented a shareholder interest of approximately 11% in Webhelp (December 31, 2001 – 9.4%). The investment is being accounted for on a cost basis.

On March 26, 2001, the Company purchased the right, title and interest in Webhelp's "Web Application Event Framework" technology ("WAEF"). This technology is designed to allow mobile applications to be executed with real-time interaction. As part of the arrangement, Webhelp retained a worldwide right to use the WAEF in its current businesses. The aggregate purchase price consisted of 820,150 common shares of the Company and additional consideration based on a fixed percentage of future sales of WAEF and products incorporating WAEF for a period of three years. The value ascribed to the shares issued on acquisition amounted to approximately $8,070,000 and has been recorded as acquired technology. The Company intends to expense, as a selling cost, any amounts paid under the conditional consideration obligations. No amounts have been paid or are payable to December 31, 2001 under the contingent consideration arrangement. On March 26, 2001, Webhelp purchased from the Company a perpetual license for a fixed number of users of the Company's Wireless Internet Platform ("WIP") for a non-refundable fee based on commercial rates that are comparable to rates charged to other customers.

In September 2001, in light of the restructuring of the Company's business, the Company reviewed the carrying value of the WAEF technology and, accordingly, recorded a significant write-down (note 17(b)).

(iii) Write-down of investments:
During the year ended December 31, 2001, the Company realized losses on the sale of investments of $4,591,000 and recorded a provision of $9,975,000 against investments as its investments have experienced significant other than temporary declines in their values (note 17).

(b) 2000:

(i) On March 8, 2000, the Company purchased a one-third interest in Maptuit.com Inc. ("Maptuit") for cash consideration of $750,000. Maptuit is a privately held Canadian company in the business of developing directional mapping software and providing online directional services, mapping services and spatial relational search services to its customers.

The investment in Maptuit has been accounted for using the equity method. Under the equity method, the original cost of the investment is adjusted for the Company's share of post-acquisition income or losses, less dividends only to the extent that the carrying value of the investment is no less than zero. The excess of the cost of the shares of Maptuit over the Company's proportionate interest in the net book value of Maptuit's net assets on the date of acquisition amounted to approximately $677,000. This excess is being amortized on a straight-line basis over three years.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

On September 27, 2000 and December 6, 2000, Maptuit completed two separate private placements through the issuance of convertible preferred shares for aggregate proceeds of $8,000,000. In 2000, the Company recorded a dilution gain of $1,890,000, which reduced its investment from a 33.3% interest to a 24.88% interest.

(ii) In April 2000, the Company acquired 875,000 common shares (then representing approximately a 2.9% interest) for $7,000,000 in cash in Corillian Corporation ("Corillian"), a provider of eFinance solutions for the internet. Corillian is a U.S. publicly traded company on the NASDAQ exchange trading under the symbol CORI. In 2000, the investment was accounted for using the cost method of accounting. During 2001, the Company sold its shares in Corillian for a loss of approximately $4,133,000.

(iii) In June 2000, the Company acquired a 9.5% interest (December 31, 2001 - 5.984%; 2000 - 5.98%) in Neomar Inc. ("Neomar") for $3,500,000 in cash. Neomar is a privately held company in the business of providing Wireless Application Protocol ("WAP")-based services for personal digital assistants. In addition, the Company has entered into a license agreement with Neomar to license the WAP solution and incorporate it into the Company's Financial Services Platform. The investment is accounted for using the cost method of accounting.

7. Intangible and other assets:

	2001	2000
Goodwill	$ 401,698	$ 87,387
Deferred acquisition costs	–	9,385
Acquired technology and other assets	41,164	12,634
	442,862	109,406
Less accumulated amortization	103,544	18,843
Less impairment charge (note 17(b))	321,461	–
	$ 17,857	$ 90,563

Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is being amortized on a straight-line basis over varying periods of up to five years. On an ongoing basis, management reviews the valuation and amortization of intangible and other assets, taking into consideration any events and circumstances which might impair the fair value of the related assets. Intangible and other assets are written down to fair value when decreases in value are considered to be other than temporary, based upon expected cash flows related to the acquired assets. During the fiscal year, the Company recorded an impairment charge of $321,461,000 related to intangible and other assets (note 17).

8. Note payable:

The note payable bears interest at 10% per annum and is repayable in monthly blended payments of $300,000 with the balance due February 1, 2003. The note payable is secured by the accounts receivable, furniture and equipment and intangible assets of TANTAU and an assignment of specific patents related to technology acquired in the TANTAU acquisition.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

9. Shareholders' Equity:

(a) Common share issuances:

2001:
During 2001, in connection with the acquisition of TANTAU, the Company issued 17,119,869 common shares and 2,011,055 replacement common share purchase options with an aggregate value of approximately $398,349,000 of which $53,280,000 was recorded as deferred stock-based compensation (note 3). In addition, the Company also issued 1,016,986 common shares related to the Company's investment in Webhelp and the acquisition of WAEF (note 6(a)(ii)) and 127,163 common shares related to the acquisition of YRLess (note 3(b)(i)).

2000:
In February 2000, the Company issued 6,900,000 common shares through an initial public offering at $26.00 per common share on the NASDAQ National Market and The Toronto Stock Exchange for net proceeds of approximately $164,200,000.

During 2000, in connection with the acquisitions of Ezlogin and Spyonit, the Company issued an aggregate of 2,045,210 common shares with an ascribed aggregate value of $89,000,000 (note 3).

1999:
In 1999, the Company issued 3,200,000 common shares to Bank of America ("BA") for gross proceeds of $12,243,446.

In 1999, the Company issued to Citicorp Strategic Technology Corporation 6,400,000 common shares for gross proceeds of $24,480,000.

In August 1999, the Company issued 6,400,000 common shares to Sonera Corporation for gross proceeds of $24,480,000.

In October 1999, the Company completed three private placements for a total issuance of 1,973,856 common shares at prices of $3.83 and $7.50 per share and a warrant in respect of 666,668 common shares exercisable at a price of $7.50 per share for total proceeds of $10,000,000. This warrant expired unexercised on January 14, 2000.

On December 30, 1999, all of the outstanding and reserved common shares were split on a basis of two-for-one. The Company's share capital and loss per share have been restated on a retroactive basis to give effect to this share split.

(b) Stock option plans:

The Company currently has a Canadian stock option plan, a U.S. stock option plan and a 2000 stock option plan (the "Plans"), each of which is intended to attract, retain and motivate employees, officers, directors and consultants. The Company also has two option plans that were adopted upon the acquisitions of Ezlogin and TANTAU (the "adopted plans"). The stock option committee, in conjunction with the compensation committee, determines, among other things, the eligibility of individuals to participate in the Plans and the term, vesting periods and the exercise price of options granted under the Plans. The Company no longer issues stock options under the Canadian, U.S., Ezlogin and TANTAU plans and has reserved an aggregate of 10,500,000 common shares for issuance under the 2000 stock option Plan.

The Canadian stock option plan was adopted in September 1997. All options granted under the plan have a maximum term of 10 years and have an exercise price per share of no less than the fair market value of the underlying common shares on the date of the option grant as determined by the Board of Directors or duly authorized committee as at the time of the grant. If an optionee's employment is terminated without cause, the vested portion of any grant will remain exercisable until its expiration date subject to compliance with certain non-competition and non-solicitation obligations. In the event of termination for cause, the vested portion of

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

any grant will remain exercisable for a period of 30 days after the date of termination. Unvested options will expire on termination, except for such portion thereof which would have vested within six months or within the required statutory notice period following a termination without cause, whichever is earlier, or within one year if termination is due to death or disability. If a change of control of the Company occurs, all options become immediately vested and exercisable.

The U.S. stock option plan was adopted in October 1999. The plan provides for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the plan have a maximum term of 10 years, or five years in the case of incentive stock options granted to an employee who owns common shares having more than 10% of the voting power of the Company. The exercise price of incentive stock options is the fair market value of common shares on the date of the grant, or 110% of the fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the voting power of the Company. Non-qualified stock options granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 110% of the fair market value for those employees who own common shares representing more than 10% of the voting power. Restricted shares granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 100% of the fair market value in the case of restricted shares granted to an employee who owns common shares having more than 10% of the voting power.

Under the Canadian and U.S. stock option plans, the Company has the right to repurchase options from optionees after termination of employment on certain terms.

The 2000 stock option plan was adopted in December 1999 and replaced, on a prospective basis, the Canadian and U.S. stock option plans. The stock options granted under the Canadian and U.S. stock option plans prior to the date of completion of the IPO, continued to be effective and governed by the terms of the plans under which they were granted. The options granted under the 2000 plan have a maximum term of 10 years and an exercise price no less than the fair market value of the common shares on the date of the grant as determined by the Board of Directors or duly authorized committee at the date of the grant. Options held by any person under the new plan, together with any other options granted to that person may not at any time exceed 5% of the aggregate number of common shares outstanding. If a change of control of the Company occurs, all options granted under this plan will become immediately vested and exercisable.

On June 16, 2000, the Company assumed the Ezlogin stock option plan in connection with its acquisition of Ezlogin. In aggregate, the Company assumed options to issue common shares of the Company totalling 91,796 to the Ezlogin option holders. The Company does not plan to issue any additional options under the Ezlogin stock option plan in the future. Instead, any of the former directors, officers, employees and consultants of Ezlogin will be issued options under the Company's 2000 stock option plan.

On January 17, 2001, the Company assumed the TANTAU stock option plan in connection with its acquisition of TANTAU. In aggregate, the Company assumed options to issue common shares of the Company totaling 1,879,992. The Company does not plan to issue any additional options under the TANTAU stock option plan in the future. Instead, any of the former directors, officers, employees and consultants of TANTAU will be issued options under the Company's 2000 stock option plan.

The TANTAU plan provided for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the plan have a maximum term of 10 years, or five years in the case of incentive stock options granted to an employee who owned common shares having more than 10% of the voting power of TANTAU. For options granted prior to 2001, optionees can exercise such options prior to full vesting. The shares issued upon such "early exercise" are subject to a repurchase agreement that lapses at the same rate as the options would have continued to vest. Under such agreement, the Company may repurchase the "unvested" shares at the price originally paid by the optionee on exercise. In the event of termination and to the extent unexercised and exercisable, options issued under the TANTAU plan generally remain exercisable for a period of 90 days after the date of termination. If termination is due to death or disability, the right to exercise the option will generally expire in one year.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

A summary of the status of the Company's options under the Plans as at December 31, 2001 is as follows:

Exercise price ranges	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options exercisable	Weighted average exercise price
$ 0 – $ 1.95	1,807,061	$ 0.95	5.85	1,197,658	$ 0.65
$ 2.11 – $ 4.87	532,863	3.03	5.60	358,350	3.09
$ 5.19 – $ 10.00	1,754,271	7.33	8.20	335,530	9.95
$10.08 – $ 15.00	107,000	12.64	6.76	–	–
$15.01 – $ 20.00	787,409	16.69	8.50	19,258	17.37
$20.31 – $ 24.94	1,389,975	20.55	7.85	10,222	22.77
$25.35 – $ 49.08	590,941	39.37	7.14	227,999	38.64
$51.22 – $197.29	174,794	79.17	7.46	60,697	80.32
	7,144,314	13.49	7.27	2,209,714	8.92

The following table summarizes the continuity of options issued under the Plans:

	2001		2000		1999	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	3,973,522	$26.65	2,876,930	$ 2.81	1,865,000	$ 0.49
Granted	6,932,282	13.98	2,238,836	50.84	1,071,196	8.44
Exercised	(998,748)	1.04	(765,339)	0.81	–	–
Cancelled	(2,762,742)	29.32	(376,905)	40.76	(59,266)	3.42
Outstanding, end of year	7,144,314	13.49	3,973,522	26.65	2,876,930	2.81
Options exercisable, end of year	2,209,714	$ 8.92	1,264,491	$ 3.15	1,237,926	$ 0.72

Subsequent to the year end, the Company announced a voluntary stock option exchange program. For Details see note 19(b).

(c) Deferred stock-based compensation:

Deferred stock-based compensation related to employee options represents amounts that the Company recorded as a result of granting stock options to its employees at less than the fair market value, for financial reporting purposes, of the Company's shares on the date of the grant. Deferred stock-based compensation relating to options issued to employees is recognized as an expense over the vesting period of the stock option. Deferred stock-based compensation related to options and unvested shares issued in connection with business acquisitions and options issued under the Company's Plans amounted to $53,280,000 for the year ended December 31, 2001 (2000 – $14,364,000; 1999 – $5,841,000). Amortization of deferred stock-based compensation amounted to $45,670,000 for the year ended December 31, 2001 (2000 – $5,327,196; 1999 – $165,000). Substantially, all of the deferred stock-based compensation recorded in 2001 relates to the Company's acquisition of TANTAU (note 3). This amount is recognized as an expense over a maximum period of two years, which is the maximum vesting period of the stock options and unvested shares.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

10. Income taxes:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

	2001	2000	1999
Basic rate applied to loss before provision for income taxes	$(227,207)	$ (27,156)	$ (6,168)
Adjustments resulting from:			
Change in enacted rates	14,560	–	–
Foreign losses affected at lower rates	17,780	6,935	991
Stock-based compensation not deductible for tax	14,165	2,815	789
Amortization and write-down of intangibles	159,104	7,962	–
Other	(6,392)	(4,742)	100
	(27,990)	(14,186)	(4,288)
Change in valuation allowance	27,990	14,186	4,288
Income taxes	$ –	$ –	$ –

Significant components of the Company's future tax assets are as follows:

	2001	2000
Research and development expenses deferred for income tax purposes	$ 5,446	$ 4,387
Net operating losses carried forward	28,909	11,427
Reserves	3,295	–
Share issue costs	2,836	5,383
Fixed assets	3,601	1,326
Capital losses carried-forward	6,146	–
Future tax asset	50,233	22,523
Less:		
Future tax liability related to acquired technology	3,500	3,781
Valuation allowance	46,733	18,742
	50,233	22,523
	$ –	$ –

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

The net operating losses carried forward are subject to expiry if the Company does not utilize the losses prior to the taxation imposed date at which the losses expire. The year in which the losses expire depends upon the year in which the losses arose and the jurisdiction in which the losses where incurred. Of the $28,900,000 in future tax asset related to operating losses carried forward, the majority of the asset of approximately $20,800,000 does not begin to expire until 2019 and approximately $2,500,000 is not subject to expiry. The remaining balance of $5,600,000 expires as to approximately $2,100,000 in 2004, $900,000 in 2005, $1,300,000 in 2006, $400,000 in 2009 and $900,000 in 2010.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. In order to fully realize the future tax assets, the Company will need to generate future taxable income of approximately $190,000,000 prior to the expiration of the net operating losses carried forward in the years 2003 to 2019. Due to the uncertainties related to the industry in which the Company operates, the tax benefit of the above carried forward amounts have been completely offset by a valuation allowance.

11. Lease commitments:

Future minimum lease payments under non–cancellable operating leases for premises and equipment at December 31, 2001 are as follows:

2002	$ 2,045
2003	2,049
2004	1,665
2005	1,121
2006 and thereafter	2,230
	$ 9,110

Rent expense for the year ended December 31, 2001 was $6,556,000 (2000 – $3,733,000; 1999 – $590,000). The Company is also responsible for certain common area costs at its various leased premises.

As part of the restructuring charge, the Company has recorded a liability of $6,594,000 for future lease commitments for premises which the Company has vacated. The commitments for these leases have been excluded from the amounts in the table above. The liability has been estimated as the future amount in which the Company is contractually obligated to pay, related to vacated leased premises, less an estimated amount for future potential sublease arrangements.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

12. Segmented information:

The Company operates in a single reportable operating segment, that is, the design and delivery of an internet infrastructure platform that enables financial institutions and other customers to deliver financial information and services to a range of internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. Information about the Company's geographical net revenue and assets is set forth below:

	2001	2000	1999
Net revenue by geographic locations:			
North America	$ 31,962	$ 20,909	$ 1,222
Europe	6,617	–	–
Asia Pacific	5,238	337	–
	$ 43,817	$ 21,246	$ 1,222

	2001		2000	
	Fixed assets	Intangible and other assets	Fixed assets	Intangible and other assets
North America	$ 11,130	$ 17,857	$ 10,920	$ 90,563
Europe	1,272	–	150	–
Asia Pacific	123	–	227	–
	$ 12,525	$ 17,857	$ 11,297	$ 90,563

For the year ended December 31, 2001, two customers accounted for 10% and 11% of revenue, respectively. For the year ended December 31, 2000, four customers accounted for 43%, 18%, 15% and 14% of revenue, respectively. For the year ended December 31, 1999, three customers accounted for 100% of revenue.

At December 31, 2001, three customers accounted for 20%, 14% and 10% of the accounts receivable balance. At December 31, 2000, three customers accounted for 41%, 25% and 16% of the accounts receivable balance.

13. Related party transactions:

In 2000 and 1999, the Company transacted with certain shareholders who owned in excess of 10% of the outstanding common shares of the Company at any point during that year. In 2001, these shareholders ceased to own in excess of 10% of the outstanding common shares of the Company, at any point during the year, and are therefore no longer considered to be related parties for the purposes of these financial statements. The following table and narrative sets out the balances and transactions with these shareholders in the years when they were related parties. These amounts have been recorded at the exchange amount:

	2001	2000	1999
Related party balances:			
Accounts receivable, net of allowance for doubtful accounts	$ –	$ 2,904	$ 2,051
Deferred revenue, net of deferred stock-based compensation (2000 – nil; 1999 – $248)	–	1,400	4,125

	2001	2000	1999
Related party transactions:			
Net revenue:			
Product, net	$ –	$11,115	$ 53
Services	–	4,733	963

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

(a) On April 30, 1998, the Company entered into a share subscription agreement and a technology license agreement with Bank of Montreal ("BMO"). Pursuant to the share subscription agreement, on April 30, 1998, BMO subscribed for 1,000,000 of the Company's common shares for Cdn. $1,000,000 and received an option to subscribe for 2,428,570 additional common shares for Cdn. $1,000,000, exercisable in the event that BMO extended its technology license agreement for a second year and paid the second year's technology licensing fee. In October 1998, upon exercising its right to extend the technology license agreement, BMO exercised the option and subscribed for 2,428,570 shares for Cdn. $1,000,000. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn. $6,071,425, resulting in a stock-based compensation charge related to software development revenue of Cdn. $5,071,425 (U.S. $3,286,943). The stock-based compensation was attributed to the software development revenue over the term of the technology license agreement in proportion to the revenue recognized in the first and second years under the agreement. As of December 31, 2000, the deferred stock-based compensation has been fully expensed. As at December 31, 2001 and 2000, BMO owned less than 10% of the Company's common shares. In 1999, BMO owned approximately 11.7%, of the Company's outstanding common shares.

The BMO technology license agreement had an initial term of 10 months commencing on April 30, 1998 and is renewable in exchange for a worldwide perpetual license for all technology existing at the commencement of the license period and all technology developed during each term of the agreement. BMO has a right to a payment, if any, equal to a percentage of license fees paid by other Canadian financial institutions to the Company to license the Company's technology up to a specified maximum amount. At December 31, 2001, no amounts have been subject to payment under this provision. The Company has recognized the annual license fees of the technology license on a straight-line basis over the term of the license.

On December 29, 2000, the Company entered into an agreement with BMO that amended certain terms of the April 30, 1998 technology license agreement. The amended agreement grants BMO the right to act as a service bureau, including sublicensing and hosting, in relation to the Company's financial service platform, comprising the banking and brokerage modules, as well as the LiveClips aggregation and Spyonit alerts products. BMO is restricted to providing these services to financial institutions carrying on business anywhere in North America and having a total asset value of less than $20 billion. In return, BMO has agreed to pay a monthly royalty fee based on the number of end-users. No royalty revenues were recognized in the year ended December 31, 2001. In addition, BMO shall pay the Company for maintenance fees based on a fixed percentage of royalties related to activated end-users.

(b) On June 1, 1999, the Company entered into a subscription agreement (note 9(a)) with BA and a technology licensing agreement with an affiliate of BA. The technology license agreement provided for a fixed license fee to be paid to the Company over a 20-month period commencing on June 1, 1999, in exchange for the delivery of specific products over the term of the agreement and for a license of all technology developed during the license period. The license fee has been recognized over the term of the contract commencing upon the delivery of the first product. As at December 31, 2000, the Company had delivered all the software products specified in the agreement. BA has an option to extend this agreement for consecutive one-year terms commencing on February 1, 2001. The Company has also contracted with BA to provide consulting fees at commercial rates. As at December 31, 2001 and 2000 BA owned less than 10% of the Company's common shares. In 1999, BA owned approximately 10.9%, of the Company's outstanding common shares.

(c) On December 29, 1999, the Company entered into a master technology license agreement with Citicorp Strategic Technology Corporation ("Citibank"). The initial term of the master agreement is five years. The agreement enables Citigroup and its affiliates to license technology by entering into separate agreements which will incorporate the terms of the master agreement. As at December 31, 2001 and 2000, Citibank owned less than 10% of the Company's common shares. In 1999, Citibank owned approximately 21.8% of the Company's outstanding common shares.

Under the terms of the master agreement, and addendums thereto, Citibank is required to pay the Company a specified minimum amount during each year that the master agreement is in effect, whether or not Citigroup or any Citigroup affiliates actually enter into agreements under the master agreement to license technology or purchase service. The required payments may increase each year of the agreement, up to specified maximum levels, based on specified targets relating to the number of worldwide Citigroup customers that use services based upon the Company's solicitors, the number of Citigroup affiliates that license the technology and the

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

amount of revenue generated under this agreement. The specified minimum amount received in respect of the second year of the contract has been recognized as revenue in the year ended December 31, 2001.

The Company agreed to purchase from Citibank a range of consulting services that are described in the master agreement. These services will include consulting services relating to the promotion of the technology for adoption by Citigroup's affiliates. The Company will pay for these services a fee that will be calculated based upon the number of Citigroup affiliates that enter into agreements to license the technology during the first year of the master agreement, which ended at the end of December 31, 2000. In the year ended December 31, 2000, the Company paid approximately $400,000 for these services.

These technology license agreements are extendible annually at the option of the licensees. In addition, the Company has agreed to provide related support and maintenance services to the licensees at commercial rates.

(d) In August 1999, the Company entered into a two-year consulting agreement with a director of the Company providing for a monthly consulting fee of $34,000, together with options, granted under the option plan, to purchase 48,000 common shares of the Company at an exercise price of $3.75 per share. This consulting agreement was cancelled, with the last payment being made in August 2000.

14. Loss per share:

Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares issuable on the exercise of common shares that could potentially dilute basic loss per share in the future based on the treasury stock method for the years ended December 31, 2001, 2000 and 1999, amounted to 4,971,938, 2,999,473 and 2,117,951, respectively.

15. Canadian and U.S. accounting policy differences:

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

Statement of comprehensive income:

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity except those arising from transactions with shareholders.

	2001	2000	1999
Loss based on U.S. GAAP	$ (554,204)	$ (63,264)	$ (13,831)
Other comprehensive income, net of income taxes:			
Unrealized holding gains (losses) arising during the year	–	3,500	–
Realized gains included in income	(3,500)	–	–
Cumulative translation adjustment	(52)	–	–
Comprehensive loss based on U.S. GAAP	$ (557,756)	$ (59,764)	$ (13,831)

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

As described in note 6(b)(ii), the Company had an investment in a publicly traded entity which the Company classified as an available-for-sale security. Under U.S. GAAP, the Company would record the investment at fair value, and record any unrealized gain or loss as a separate component of stockholders' equity. As at December 31, 2000 this would have resulted in investments and stockholders' equity on the balance sheet being increased by $3,500,000 and a separate caption in stockholders' equity entitled "accumulated other comprehensive income" with a balance of $3,500,000. As the Company sold the investment in 2001, the comprehensive income would have been appropriately adjusted to reflect the disposition.

Supplemental disclosures required under U.S. GAAP include the following:

(a) Recent accounting pronouncements:

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is no longer permitted. In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 may be early-adopted under certain circumstances starting with fiscal years beginning after March 15, 2001 and must be adopted starting with fiscal years beginning after December 15, 2001. In August 2001, the Accounting Standards Board ("AcSB") issued Handbook Section 1581, "Business Combinations", and Handbook Section 3062, "Goodwill and Other Intangible Assets", which are consistent with SFAS No. 141 and SFAS No. 142, respectively, except for certain remaining generally accepted accounting principles differences, including the accounting for purchased in-process research and development. The impact of the remaining provision of adopting SFAS No. 141, No. 142 and Section 1581 and 3062 has not been determined.

In December 2001, the AcSB issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

The Company will adopt Section 3870 for its fiscal year beginning January 1, 2002. The Company does not believe that the adoption of this standard will have a material impact on the Company's financial condition or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. We are currently assessing the impact of SFAS No. 144 on our financial position and results of operations.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

(b) SFAS 123 pro forma information:

The Company has elected to apply the disclosure–only provisions of SFAS No. 123, Accounting for Stock–Based Compensation, for the disclosure of compensation costs related to employee stock options valued at fair value. For companies electing not to adopt the fair value measurement for stock–based compensation, the pronouncement requires the disclosure of pro forma net income and net income (loss) per share information as if the Company had accounted for its stock options issued from inception on July 28, 1997 under the fair value method. A summary of the required pro forma disclosure of the impact on the consolidated statements of operations is presented in the table below:

	2001	2000	1999
Loss for the year – U.S. GAAP	$ (554,204)	$ (63,264)	$ (13,831)
Compensation expense related to the fair value of stock options	(25,424)	(17,064)	(362)
Pro forma loss for the year	$ (579,628)	$ (80,328)	$ (14,193)
Pro forma loss per share – basic and diluted	$ (10.17)	$ (2.17)	$ (0.84)

The fair value of each option granted prior to the Company becoming a publicly traded company in February 2000, has been estimated at the date of grant using the minimum value method and by applying the following assumptions: weighted average risk–free interest rate of 4.9% for the period ended December 31, 2000 and 1999, dividend yield of 0% and an expected life of the options of five years.

The fair value of each option granted in the year ended December 31, 2001 and between the date the Company became a publicly traded company and December 31, 2000 has been estimated at the date of grant using the Black–Scholes option pricing model with the following assumptions used: dividend yield of zero, expected volatility of 240% (2000 – 145%), risk–free rate of return of 4.64% (2000 – 6.41%) and an expected life of the option of five years.

The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued in the year ended December 31, 2001 was $13.89 (2000 – $78.28; 1999 – $3.26).

(c) Other disclosures:

Included in accrued liabilities at December 31, 2001 is a restructuring provision of $8,900,000. At December 31, 2000, accrued compensation expenses of $3,300,000, accrued acquisition costs of $9,000,000 and consulting fees of $2,100,000 accounted for more than 5% of current liabilities.

Included in sales and marketing expense is $925,000 (2000 – $56,000; 1999 – NIL) of bad debt expenses.

16. Supplemental disclosure of cash flow information:

The following presents the supplemental disclosure of cash flow information:

	2001	2000	1999
Supplemental disclosure of non–cash financing and investing activities:			
Net assets acquired from business acquisitions less cash acquired	$ (6,223)	$ 10,894	$ –
Common shares and replacement common share purchase options issued:			
Upon acquisition of TANTAU Software, Inc.	398,349	–	–
Upon acquisition of Spyonit.com, Inc.	–	37,775	–
Upon acquisition of ezlogin.com, Inc.	–	51,186	–
Common shares issued upon settlement of contingent consideration	1,330	–	–
Cash paid for interest	154	–	–

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except per share amounts)*

17. Restructuring and other charges:

For the year ended December 31, 2001, the Company recorded charges for restructuring activities and the write-down of long-term investments, goodwill and other intangible assets. There were no such charges for the corresponding period in 2000 and 1999.

The following table summarizes these charges:

		Cumulative draw-down		
	Total Provision	Cash payments	Non-cash charges	Provision Balance at December 31, 2001
Restructuring charge:				
Severance	$ 8,888	$ 6,557	$ –	$ 2,331
Lease exit costs	7,600	–	1,007	6,593
Write-down of fixed assets	3,156	–	3,156	–
	19,644	6,557	4,163	8,924
Write-down of intangible and other assets:				
Goodwill	299,572	–	299,572	–
Acquired technology	5,252	–	5,252	–
Other	9,909	–	9,909	–
	314,733	–	314,733	–
WAEF technology	6,728	–	6,728	–
	321,461	–	321,461	–
Write-down of long-term investments	9,975	–	9,975	–
Total charges	$ 351,080	$ 6,557	$ 335,599	$ 8,924

(a) Restructuring charge:

With the downturn in general economic conditions, the Company has been working to identify areas to reduce costs and leverage the infrastructure that it has obtained through acquisitions and growth by eliminating duplicate resources and positions, narrowing its focus to certain product markets and streamlining operating processes. As a result of this realignment, in the second quarter of 2001, the Company recorded a restructuring charge of $3,400,000 related to employee severance and lease costs for the closing of facilities.

In October 2001, the Company continued with its plan to restructure and realign its business, which included a reduction of its worldwide work force by approximately 350 employees, the closure of redundant facilities and the write-down of unused fixed assets. Approximately 183 employees were terminated in October 2001 with the remaining employees continuing their employment until January 31, 2002. The Company incurred a charge of approximately $19,644,000, consisting of severance and benefits costs, lease exit costs for the closing of redundant facilities and write-downs of fixed assets. The Company also recorded stock compensation expense in the amount of $3,625,000 related to the immediate recognition of deferred stock compensation for those employees whose stock options vest upon termination of employment. This amount has been included as part of "stock-based compensation" in the statements of operations.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

(b) Write-down of intangible and other assets:

(i) Acquired business:
During 2001, the Company performed an assessment of the carrying values of intangible and other assets recorded in connection with its various acquisitions. The assessment was performed because a number of factors indicated that an impairment had arisen in the year ended December 31, 2001. The main indicators of impairment were the significant changes in valuations of companies in the technology sector, a reduction in the multiples used in valuing technology companies, such as revenue multiples, significant negative industry and economic trends impacting both the Company's current operations and expected future growth rates, and decisions made by the Company related to the abandonment of certain acquired technology. Based on these factors, the Company concluded that a significant other than temporary impairment existed with respect to the Company's intangible assets, which primarily relates to the goodwill and acquired technology associated with the acquisitions of Ezlogin, Spyonit and TANTAU.

In quantifying the impairment charge, the Company compared the expected future cash flows of each acquisition, including terminal value, to the respective carrying value of the assets of the business. Variables in the cash flows include estimated revenue contribution to the Company's overall revenues and estimated costs. The cash flow periods used ranged between three and five years, consistent with the useful life of the related asset acquired. The discount rate ranged between 15% and 20% and is based on the risk-free rate, adjusted for risk factors of the acquired company.

As a result of the Company's review, the Company determined that the carrying values of the acquired businesses were not fully recoverable. Accordingly, the Company recorded, in the third quarter of 2001, a $314,733,000 write-down of intangible and other assets based on the amount by which the carrying amount of the intangible and other assets exceeded the fair value calculated as described in the preceding paragraph. The goodwill and intangible assets write-down relates to the goodwill and intangible assets that arose in the business acquisitions that the Company acquired primarily through the issuance of shares and replacement options which were valued, for accounting purposes, on the respective dates of the acquisition at prices which were significantly higher than the Company's share trading price at the time of determining the existence of an impairment.

(ii) Acquired technology:
During the third quarter of 2001, the Company performed a review of the carrying value of its Web Application Event Framework ("WAEF"), which it acquired from Webhelp on March 26, 2001 (note 6(a)(ii)). During the course of the review, the Company considered its future use of WAEF in light of the restructuring of its business and the downturn in the economy and concluded that the WAEF technology was not expected to be part of the Company's future strategy. The Company currently does not have any intention to incorporate this technology into its business. As a result, the Company reduced the carrying value of this technology to nil and recorded a charge of $6,728,000.

(c) Write-down of investments:

For the year ended December 31, 2001, the Company performed a review of its investments. Due to adverse changes in operating market conditions, several of the Company's investments in other companies have experienced a significant other than temporary decline in their values. In order to determine the amount of the write-down, the Company assessed the fair market value of its investments and compared it to the investments' carrying value. The fair market value of these investments was based on a combination of the following: (i) if public, recent trading prices and the trend in trading prices; (ii) values indicated by recent rounds of financing in the investee company; (iii) valuations performed by the investee company or venture capitalists if the investee company is seeking a round of financing; and (iv) changes in the market value of the investment relative to industry indices. During the year ended December 31, 2001, the Company recorded $9,975,000 as an other than temporary decline in value.

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

18. Contingent liabilities:

The Company has been named in several class actions filed in federal court in the Southern District of New York between approximately June 13, 2001 and June 28, 2001 (collectively the "IPO Allocation Litigation"). The IPO Allocation Litigation was filed on behalf of purported classes of plaintiffs who acquired the Company's common shares during certain periods. In addition to the Company, the named defendants in actions similar to the IPO Allocation Litigation include over 200 other issuers that have had initial public offerings since 1998. The complaints in the IPO Allocation Litigation name as defendants some of the current or former directors and officers of the Company (the "Individual Defendants") and underwriters of the Company's initial public offering of securities ("Underwriter Defendants").

In general, the complaints in the IPO Allocation Litigation allege that the Underwriter Defendants: (i) allocated shares of the Company's offering of equity securities to certain of their customers, in exchange for which these customers agreed to pay the Underwriter Defendants extra commissions on transactions in other securities; and (ii) allocated shares of the Company's initial public offering to certain of the Underwriter Defendants' customers, in exchange for which the customers agreed to purchase additional common shares of the Company in the after-market at certain pre-determined prices.

The Company intends to vigorously defend itself and the Individual Defendants against these claims made against them in the IPO Allocation Litigation. However, due to the inherent uncertainties of litigation and because the IPO Litigation is at a preliminary stage, the Company cannot accurately predict the ultimate outcome of the IPO Allocation Litigation.

19. Subsequent events:

(a) Restructuring:

In January 2002, the Company continued with its plan to restructure and realign its business, which included a reduction of its worldwide work force by approximately 98 people, the additional closure of redundant facilities and the write-down of unused fixed assets.

In January 2002, the Company formalized an arrangement with Computer Sciences Corporation ("CSC"), located in Austin, Texas. CSC will be providing application hosting services to the Company in order to support the Company's current hosting agreements until such time as such agreements are assigned to CSC. As a result of the transaction, the Company expects to record a charge of $8,819,000 relating to fees to be paid to CSC to assume the obligation to provide services under the Company's contracts, related traditional costs and a write-down of redundant computer equipment. The initial term of the services agreement is three years.

In addition to the above transaction, CSC will license and resell 724 Solutions products to the financial services industry, at prices consistent with the Company's other resellers. 724 Solutions technology will be integrated with CSC's Hogan Systems and CAMS II (Card and Merchant System II) software products. CSC will also provide systems integration services, acting as the prime integrator for CSC clients.

The Company expects to incur the following charges:

	Cash costs	Non-cash costs	Total charge
Restructuring costs:			
Severance	$ 3,000	$ –	$ 3,000
Stock compensation	–	3,247	3,247
Write-down of fixed assets	–	2,400	2,400
Lease exit costs	–	4,500	4,500
Application hosting services business	7,000	1,819	8,819
	$ 10,000	$ 11,966	$ 21,966

Years ended December 31, 2001, 2000 and 1999 *(Tabular amounts in thousands of U.S. dollars, except share and per share amounts)*

(b) Stock-option exchange program:

In January 2002, the Company announced a voluntary stock option exchange program that was offered to a majority of its employees, excluding directors, executive officers and other selected senior personnel. This new program offered eligible employees the opportunity to exchange, on a one-for-one basis, certain stock options, with strike prices greater than U.S. $3.00 and Cdn. $4.75, for an equal number of new options to be granted on or after August 29, 2002. This program resulted in 1,403,928 options being tendered, accepted and cancelled (1,031,416, 57,512 and 315,000 were granted under the 2000 stock option plan, the Canadian stock option plan and the TANTAU plan respectively).

The new options will be granted under the terms of the Company's 2000 Stock Option Plan and will have an exercise price equal to the market price of the Company's common shares on the grant date. The new options will be exercisable for a period of 10 years from the grant date and will vest 25 per cent immediately upon grant and 25 per cent on each subsequent anniversary of the date of grant.

In connection with the program, the Company also announced a special grant of options to purchase an aggregate of 2,603,000 common shares to its directors, most of its officers and selected senior personnel, none of whom are eligible to participate in the voluntary stock option exchange program. The options are identical, to the above-mentioned options to be granted to eligible employees, and are expected to be granted on or about August 29, 2002 and will vest immediately.

The Company also announced a proposal to make a special grant of options to purchase an aggregate of approximately 538,000 common shares to other employees who are not eligible to participate in the voluntary stock option exchange program generally due to unique geographic or regulatory specific jurisdictions. These options would be issued at the same time as the new options are issued in the exchange program.

In connection with the tender offer, the Company anticipates that it will record a stock compensation expense of up to $1,991,000 related to the immediate recognition of deferred stock-based compensation for those employees who choose to tender their options.

The stock option exchange program was designed to comply with FASB Interpretation No. 144, "Accounting for certain transactions involving stock compensation" and is not expected to result in any additional compensation charges or variable award accounting.

20. Comparative figures:

Certain reclassifications of 2000 and 1999 amounts have been made to facilitate comparison with the current year.

Management 's Responsibility for Financial Statements

The accompanying consolidated financial statements and all of the information included in this annual report have been prepared by and are the responsibility of management and the Board of Directors of the Company.The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reflect management 's best estimates and judgements based on currently available information.The significant accounting policies which management believes are appropriate for the Company are described in Note 2 of the consolidated financial statements.

The Company has developed and maintains an appropriate system of internal controls in order to ensure, on a reasonable and cost-effective basis,that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and overseeing management 's performance of its financial reporting responsibilities.The Board has appointed an Audit Committee comprised of three Directors.

The Audit Committee reviews the financial statements,the adequacy of internal controls,the audit process and financial reporting with management and the external auditors.The Audit Committee reports to the Directors prior to the approval of the audited financial statements for publication.

KPMG LLP have been appointed as external auditors to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements.

John J. Sims
Chief Executive Officer
724 Solutions Inc.

Karen Basian
Chief Financial Officer,
724 Solutions Inc.

Auditor's Report To The Shareholders

We have audited the consolidated balance sheets of 724 Solutions Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
January 23, 2002

The selected consolidated statement of operations data for the years ended December 31, 2001, 2000 and 1999 and the balance sheet data as of December 31, 2001 and 2000 have been derived from our audited financial statements, which are included elsewhere in this report. The selected statement of operations data for the period from July 28, 1997 (inception) to December 31, 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from other audited financial statements not included in this report. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	Year ended December 31,				
	2001	2000	1999	1998	July 28, 1997 (inception) to December 31, 1997
	(In thousands of U.S. dollars, except shares and per shares amounts)				
Revenue:					
Product	$ 27,054	$ 14,191	$ 1,697	$ 1,678	$ –
Less: stock-based compensation related to software development	–	(248)	(1,644)	(1,395)	–
Services	16,763	7,303	1,169	208	–
Total Revenue	43,817	21,246	1,222	491	–
Operating expenses:					
Cost of revenue	19,286	12,560	1,839	61	–
Research and development	39,052	28,876	7,158	2,087	44
Sales and marketing	36,807	12,531	2,574	378	39
General and administrative	15,904	13,868	3,609	502	82
Depreciation	8,142	3,946	752	88	–
Amortization of intangible assets	80,172	18,843	–	–	–
Stock-based compensation					
Cost of revenue	411	653	19	21	–
Research and development	27,730	3,748	97	107	–
Sales and marketing	11,077	484	24	27	–
General and administrative	7,951	1,530	25	26	–
Restructuring Costs	16,488	–	–	–	–
Write-down of intangible and other assets	321,461	–	–	–	–
Write down of fixed assets	3,156				
Total operating expenses	587,637	97,039	16,097	3,297	165
Loss from operations	(543,820)	(75,793)	(14,875)	(2,806)	(165)
Interest income	5,773	11,582	1,044	107	10
Equity in losses of affiliate	(1,591)	(943)	–	–	
Loss on sale of long-term investments	(4,591)	–	–	–	
Write-down of long-term investments	(9,975)	–	–	–	
Dilution gain	–	1,890	–	–	
Net loss for the period	$ (554,204)	(63,264)	(13,831)	(2,699)	(155)
Basic and diluted net loss per share	$ (9.72)	$ (1.71)	$ (0.82)	$ (0.47)	$ (0.06)
Weighted-average number of shares used in computing basic and diluted net loss per share (in thousands)	57,015	36,963	16,887	5,784	2,752
Consolidated balance sheets data					
Cash and cash equivalents	$ 60,279	$ 73,898	$ 65,287	$ 2,976	$ 1,299
Short-term investments	28,857	92,726	–	–	–
Working capital	75,512	149,782	58,805	2,333	1,267
Intangible and other assets	35,729	90,563	1,100	–	–
Total assets	135,830	287,316	73,242	3,892	1,321
Total shareholders' equity	109,246	262,263	62,168	3,193	1,288

Market Prices of 724 Solutions' Common Shares

Our common shares are listed on the Nasdaq National Market under the symbol "SVNX" and on The Toronto Stock Exchange under the symbol "SVN". The following table sets forth the high and low closing sales prices per share of our common shares as reported on the Nasdaq National Market and The Toronto Stock Exchange for each of the quarters during the fiscal year ending December 31, 2001 and 2000.

Year ended December 31, 2001

	NASDAQ NATIONAL MARKET: HIGH	NASDAQ NATIONAL MARKET: LOW	TORONTO STOCK EXCHANGE: HIGH	TORONTO STOCK EXCHANGE: LOW
First Quarter	US$ 27.62	US$ 9.40	Cdn.$ 41.82	Cdn.$ 15.00
Second Quarter	US$ 12.13	US$ 5.80	Cdn.$ 18.78	Cdn.$ 8.83
Third Quarter	US$ 7.57	US$ 2.02	Cdn.$ 11.16	Cdn.$ 3.13
Fourth Quarter	US$ 2.80	US$ 1.07	Cdn.$ 4.50	Cdn.$ 1.72

Year ended December 31, 2000

	NASDAQ NATIONAL MARKET: HIGH	NASDAQ NATIONAL MARKET: LOW	TORONTO STOCK EXCHANGE: HIGH	TORONTO STOCK EXCHANGE: LOW
First Quarter (from January 28, 2000)	US$231.87	US$65.50	Cdn.$ 337.00	Cdn.$ 92.50
Second Quarter	US$121.00	US$32.00	Cdn.$ 165.00	Cdn.$ 46.75
Third Quarter	US$ 53.46	US$28.90	Cdn.$ 79.00	Cdn.$ 43.15
Fourth Quarter	US$ 45.75	US$16.25	Cdn.$ 69.10	Cdn.$ 25.25

Record Holders

As of February 28, 2002, there were 368 registered holders of our common shares, approximately 239 of which had addresses in the U.S.These record holders owned 37,747,023, or approximately 64%,of our issued and outstanding common shares.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Tax Information

As we are incorporated in Ontario, Canada, certain U.S.and Canadian tax laws may impact any transactions that you make in our common shares, and other matters. Our annual report on Form 10-K will contain a summary of these provisions.

Annual Meeting

The Annual General Meeting of Shareholders of 724 Solutions Inc. will be held on April 25, 2002 at 11:00 am, in Toronto ,Ontario, Canada.

Transfer Agent

Computershare Trust
Company of Canada

Auditors

KPMG LLP, Toronto

Investor and Public Relations

investorrelations@724.com

Share Information

Market Listings [Symbol]

Toronto Stock Exchange [SVN]

NASDAQ National Market
[SVNX]

Corporate Information

Internet Site
www.724.com

Canada
724 Solutions Inc.
10 York Mills Road,
3rd Floor
Toronto, Ontario
Canada M2P 2G4
T: 416.226.2900
F: 416.226.4456

Board of Directors

Gregory H. Wolfond
Chairman

John J. Sims
Chief Executive Officer

Joseph C. Aragona
General Partner
Austin Ventures

Lloyd F. Darlington
President & CEO
emfisys & Head, E-Business
Bank of Montreal

James D. Dixon
Independent Board Member

Christopher E. Erickson
EVP & General Manager, EMEA

Charles M.B. Goldman
Principal
J.P. Morgan Partners LLC

Holger Kluge
Independent Board Member

Barry J. Reiter
Chairman, Technology Group and
Member of the Executive
Committee
Torys

Antti H.A. Vasara
CEO
Sonera SmartTrust Ltd.

Officers

John J. Sims
Chief Executive Officer

Karen Basian
Chief Financial Officer and
Senior Vice President Corporate
Services and Corporate Secretary

Peter Klante
Senior Vice President
Product Group

Alistair Rennie
Senior Vice President Marketing
and Corporate Development

Harald Sammer
Chief Technology Officer

Glenn Barrett
Vice President Finance
and Control



7·24 solutions

Headquarters:

10 York Mills Road,
3rd Floor
Toronto, Ontario
Canada M2P 2G4
T: 416.226.2900
F: 416.226.4456

For a listing of our international offices, please visit our Web site at

www.724.com